
09011411

# 2009 | ANNUAL REPORT



# TITAN MACHINERY INC.



# Financial Highlights

## Titan Machinery Inc.

Financial Highlights
Years ended January 31, 2009 and 2008

| Summary Income Statement | 2009 | 2008 |
|---|---|---|
| Revenue | $ 690,437,108 | $ 432,971,211 |
| Cost of Revenue | 570,567,702 | 360,918,778 |
| Gross Profit | 119,869,406 | 72,052,433 |
| Operating Expenses | 86,940,386 | 53,190,711 |
| Income from Operations | 32,929,020 | 18,861,722 |
| Other Income (Expense) | (2,424,221) | (9,539,024) |
| Income before Taxes | 30,504,799 | 9,322,698 |
| Income Taxes | 12,430,000 | 4,110,000 |
| Net Income | $ 18,074,799 | $ 5,212,698 |
| Weighted Average Shares --- Basic | 16,291,071 | 5,607,473 |
| Weighted Average Shares --- Diluted | 16,778,873 | 8,246,176 |
| E.P.S. --- Basic | $ 1.11 | $ 0.90 |
| E.P.S. --- Diluted | $ 1.08 | $ 0.67 |

| Summary Balance Sheet | 2009 | 2008 |
|---|---|---|
| Current Assets | $ 350,152,755 | $ 212,947,174 |
| Other Assets | 14,826,493 | 10,399,956 |
| Property and Equipment | 45,268,947 | 16,022,336 |
| Total Assets | 410,248,195 | 239,369,466 |
| Current Liabilities | 216,222,618 | 146,192,927 |
| Long-Term Liabilities | 20,258,705 | 17,059,484 |
| Total Liabilities | 236,481,323 | 163,252,411 |
| Stockholders Equity | 173,766,872 | 76,117,055 |
| Total Liabilities & Equity | $ 410,248,195 | $ 239,369,466 |

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**

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# FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**



**FOR THE FISCAL YEAR ENDED JANUARY 31, 2009**

**Commission File No. ~~000-1409171~~** 1-33866

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# TITAN MACHINERY INC.
(Exact name of registrant as specified in its charter)

| **Delaware** | **No. 45-0357838** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (IRS Employer Identification No.) |

**4876 Rocking Horse Circle**
**Fargo, ND 58104-6049**
(Address of Principal Executive Offices)

**(701) 356-0130**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **Common Stock, $0.00001 Par Value**

Securities registered pursuant to Section 12(g) of the Act: **None**

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Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

**Note:** Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of our common stock held by non-affiliates as of July 31, 2008 was approximately $347,910,252 (based on the last sale price of $27.42 per share on such date as reported on the Nasdaq Global Market).

The number of shares outstanding of the registrant's common stock as of April 1, 2009 was: Common Stock, $0.00001 par value, 17,688,463 shares.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the proxy statement for the registrant's 2009 Annual Meeting of Stockholders are incorporated by reference into Items 10, 11, 12, 13 and 14 of Part III of this report.

## Table of Contents



We make available, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act on our web site, *http://www.titanmachinery.com*, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. We are not including the information on our web site as a part of, or incorporating it by reference into, our Form 10-K.

## ITEM 1. BUSINESS

### Our Company

*Overview*

We own and operate one of the largest networks of full service agricultural and construction equipment stores in North America. Based upon information provided to us by CNH Global N.V. or its U.S. subsidiary CNH America LLC, collectively referred to in this Form 10-K as CNH, we are the world's largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S. We sell and rent agricultural and construction equipment, sell parts, and service the equipment in the areas surrounding our stores.

The agricultural equipment we sell and service includes machinery and attachments for uses ranging from large-scale farming to home and garden use. The construction equipment we sell and service includes heavy construction and light industrial machinery for commercial and residential construction, road and highway construction and mining. We engage in four principal business activities:

- new and used equipment sales;
- parts sales;
- repair and maintenance services; and
- equipment rental and other activities.

The new equipment and parts we sell are supplied primarily by CNH. CNH is a leading manufacturer and supplier of agricultural and construction equipment, primarily through the Case IH Agriculture, New Holland Agriculture, Case Construction and New Holland Construction brands. We acquire used equipment for resale through trade-ins from our customers and selective purchases. We also sell parts and provide in-store and on-site repair and maintenance services. We also rent equipment and provide other ancillary services such as equipment transportation, GPS signal subscriptions and finance and insurance products.

We offer our customers a one-stop solution by providing equipment and parts sales, repair and maintenance services and rental functions in each store. Our full service approach provides us with multiple points of customer contact and substantial cross-selling opportunities. We believe our mix of equipment and recurring parts and service sales enables us to operate effectively throughout economic cycles. We also believe our significant scale, superior customer service, diverse and stable customer base, proven management reporting system and experienced management team provide us with a competitive advantage in many of our local markets.

Throughout our 29-year operating history we have built an extensive, geographically contiguous network of 62 stores, including two outlet stores. Our agricultural equipment stores are located in highly productive farming regions, including the Red River valley in eastern North Dakota and northwestern Minnesota and western portions of the corn belt in Iowa, eastern South Dakota and southern Minnesota. Our construction equipment stores are located in North Dakota, South Dakota, Iowa, Montana, Wyoming, eastern Nebraska and western Minnesota.

Our executives have extensive industry experience. David Meyer, our Chairman and Chief Executive Officer, founded our company in 1980. In 2002, we acquired two stores owned by C.I. Farm Power, Inc., a business owned by our President and Chief Financial Officer, Peter Christianson, which he co-founded in 1988. Based on our collective industry experience, we developed the Titan Operating Model, which combines management accountability and decision-making at the store level with centralized, back-office support. In addition, our executives work closely with our store managers to develop the managers' industry knowledge and ensure these managers achieve operational excellence in line with our management philosophy.

We have a history of successful growth through acquisitions. Since January 1, 2003, we have completed 23 acquisitions consisting of 55 stores operating in seven states, including eight acquisitions consisting of 24 stores completed since our initial public offering on December 11, 2007. We have a well-established track record of successfully integrating acquired stores through the Titan Operating Model, retaining acquired-store employees and maintaining acquired-store customer relationships. We expect that acquisitions will continue to be an important component of our growth.

**Industry Overview**

*Agricultural Equipment Industry*

Agricultural equipment is purchased primarily for the production of food, fiber, feed grain and renewable energy. It is also purchased for home and garden applications and maintenance of commercial, residential and government properties. Deere & Company, CNH and AGCO Corporation are the largest global manufacturers and supply a full line of equipment and parts that address the primary machinery requirements of farmers. For the most recent fiscal year-ends for which information is currently available, revenue from agriculture operations was $16.5 billion for Deere & Company, $12.9 billion for CNH and $8.4 billion for AGCO. In addition to the major manufacturers, several short-line manufacturers produce specialized equipment that addresses regional and niche requirements of farmers. Agricultural equipment manufacturers typically grant dealers in the U.S. authorized store locations, not exclusive territories, to distribute their products.

According to IBISWorld reports, there are many factors that influence demand for agricultural equipment, parts and repair and maintenance services, including commodity prices, interest rates, general economic conditions and weather. Conditions can fluctuate drastically in a short time period, creating volatility in demand, especially for equipment, in a given year. Government subsidies also influence demand for agricultural equipment. Legislation, most notably the U.S. Farm Bill and the Farm Security and Rural Investment Act of 2002, attempts to stabilize the agriculture industry through USDA subsidies. USDA subsidies include (i) commodity programs consisting of direct, counter-cyclical and price support payments to farmers; (ii) conservation programs; and (iii) disaster relief programs. We believe USDA subsidies reduce financial volatility and help ensure that farmers operate their farms and equipment during economic down cycles, thus stabilizing demand for equipment, replacement parts and repair and maintenance services.

*Construction Equipment Industry*

Construction equipment is purchased primarily for commercial, residential and infrastructure construction, as well as for demolition, maintenance, mining, energy production and forestry operations. The market for construction equipment is larger than the market for agricultural equipment and is segmented across multiple categories including earth moving, lifting, light industrial, asphalt and paving, and concrete and aggregate equipment. We believe Caterpillar, Inc., Komatsu Ltd., Deere & Company, CNH and Ingersoll-Rand Co. Ltd. are the largest global manufacturers of construction equipment. These companies generated revenue from their construction operations of $48.0 billion for Caterpillar, $19.0 billion for Komatsu, $4.8 billion for Deere & Company, and $4.5 billion for CNH for the most recent fiscal year-ends for which information is currently available. As in the agricultural equipment market, distribution of construction equipment in the U.S. is executed primarily by manufacturer authorized dealers; however, manufacturers' dealership agreements in the construction industry typically assign exclusive distribution territories.

Construction machinery is generally divided into heavy and light subgroups. Heavy machinery includes large wheel loaders, large tracked excavators, crawler dozers, motor graders and articulated haul trucks. Light machinery includes backhoe landscape tractors, forklifts, compact excavators and skid steers. Heavy machinery is generally purchased by construction companies, municipalities, local governments, rental fleet owners, quarrying and mining companies, waste management companies and forestry-related organizations. Typically, light machinery is purchased by contractors, rental fleet owners, landscapers, logistics companies, farmers and recreational users. Although demand for construction equipment is affected by weather and seasonal factors, it is usually less susceptible to seasonal changes than the agricultural equipment industry.

CNH and industry reports show demand for construction equipment in our markets is driven by several factors, one of which is public infrastructure spending, including roads and highways, sewer and water, as well as by public and private expenditures for the energy and mining industries. Demand for construction equipment is also driven by demand for fossil fuels, as well as metals and other commodities. We expect to benefit from the need for equipment to establish the infrastructure necessary to extract these natural resources, particularly in North Dakota, as consumer and wholesale consumption accelerates.

**Titan Operating Model**

We believe the Titan Operating Model is a key element to our continued success. Through the Titan Operating Model, we empower leadership and share best practices at the store level while realizing efficiencies at the corporate level. We believe exceptional customer service is most efficiently delivered through accountable store employees who are supported by centralized administrative, finance and marketing functions. By managing our business as a network of independent stores supported by a centralized, shared resources group, we ensure coordination of the entire enterprise while promoting local business relationships on a store-by-store basis.

*Strong Stores*

Each of our stores is run by a store manager who is reviewed and compensated based on the store's achievement of revenue, profitability, market share and balance sheet objectives. Also, each store is typically staffed by a parts manager, a service manager and field marketers, all of whom report directly to the store manager. Under our operating model, decision-making for customer-related issues is decentralized, with each store manager responsible for matters such as the type of equipment to stock, equipment pricing, customer credit approvals, staffing levels and customer satisfaction. This operating model enables each trained and motivated store manager to concentrate on customers' equipment, parts and service needs, while our shared resources group manages the administrative functions of the store. We believe customers in our industry view store managers and sales and service personnel as important partners in operating their businesses. Therefore, we believe developing and supporting strong store managers enables us to grow same-store sales through fostering new relationships and further developing existing relationships with our customers. In addition, we believe other regional operators that choose to centralize customer-related decision making at the corporate level risk undermining the partnership many customers seek to build with their dealer.

*Shared Resources*

Our shared resources group provides a range of services to support our stores, including warranty and service administration, information technology support, administration, marketing campaigns, human resources management, finance and insurance, central purchasing, accounting, data administration and cash management. We believe these functions can be run more efficiently when combined and provide more sophisticated tools to our store managers than an independent dealership could support alone. We maintain accountability on a daily basis through our management reporting systems, which provide data on key operational and financial metrics, as well as monthly reviews of financial performance. We believe the services provided by our shared resources group enables our stores to achieve a higher level of customer service by freeing them from certain general and administrative functions and a more competitive market presence at a lower cost than would be feasible if our stores operated independently. Furthermore, as we acquire new stores, we believe the shared services required to support these stores will grow at a lower rate than our overall growth in store count.

*Management Development and Succession Planning*

Our executives work closely with our store managers and mid-level corporate managers to ensure the managers benefit from our executives' industry knowledge and execute operational excellence in line with our management philosophy. We also conduct formal store manager meetings every month to assess operational and financial objectives, develop near-term strategies and share best practices across the organization. We believe the relationships between our executives, regional managers, store managers and mid-level corporate managers will sustain our financial success through continued implementation of our effective operating model, by providing a strong pool of capable successors to our current team of executives, regional managers and store managers. Further, we have deliberately structured our store personnel with entrepreneurial individuals trained, including through our programs, to move up the management ladder. In addition, we sponsor a program with Minnesota State Technical College that offers scholarships to students who will ultimately work for us in various capacities empowered with the basic knowledge and tools to succeed. This program was the first of its kind among CNH dealers and is now being replicated elsewhere in the CNH network.

**Business Strengths**

In addition to the Titan Operating Model, we believe the following attributes of our business model and market position are important factors in our ability to compete effectively and achieve our long-term financial objectives:

*Leading North American Equipment Provider with Significant Scale*

According to CNH, we are the world's largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S. We believe our size and large, contiguous geographic market provide us with several competitive advantages including:

- our ability to efficiently manage inventory by empowering each individual store with inventory management responsibility and access to our centralized inventory management system, thus allowing inventory exchanges among the stores, which permits us to maintain only the inventory deemed needed by each store while providing significant breadth of parts and equipment to our customers;
- our ability to use expanded sales channels, including used equipment listings and periodic auctions hosted on our website, which enables us to offer our customers alternative purchasing options; and
- our ability to sell inventory to customers in a large geographic area covering North Dakota, South Dakota, Iowa, Minnesota, Nebraska, Wyoming and Montana, which enables us to capitalize on crop diversification and disparate weather throughout this area, as well as local trends in residential, infrastructure and commercial construction.

*Customer Focus at the Local Level*

As part of the Titan Operating Model, we centralize general and administrative functions and finance resources. This strategy enables our store employees to focus exclusively on customers and eliminates redundant operating expenses. We also centralize our marketing resources to offer our stores and field marketers professional marketing support that includes targeted direct mailings, advertising with targeted local media outlets, participation in and sponsorship of trade shows and industry events, our Titan Trader monthly magazine, and our hosting of open houses, service clinics, equipment demonstrations, product showcases and customer appreciation outings. We believe this operating structure, which focuses on serving our customers on a local level, will allow us to increase market share.

*Superior Customer Service to Attract and Retain Customers*

We believe our ability to respond quickly to our customers' demands is a key to profitable growth. Our executives are committed to maintaining a customer-focused culture. We spend significant time and resources training our employees to effectively service our customers in each of our local markets, which we believe will increase our revenue. Our training program involves active participation in all manufacturer-sponsored training programs and the use of industry experts as consultants for customized training programs and a training team to assist in the integration of newly-acquired operations. We also partner with a local technical college to sponsor students who we plan to ultimately employ. In particular, the following capabilities enable us to better service our customers:

- our ability to staff a large number of highly-trained service technicians across our network of stores, which makes it possible to schedule repair services on short notice without affecting our technician utilization rates;
- our ability to staff and leverage product and application specialists across our network of stores, which makes it possible to offer valuable pre-sale and aftermarket services, including equipment training, best practices education and precision farming technology support; and
- our ability to innovate and lead our industry through initiatives such as Rural Tower Network, our joint venture with certain local Caterpillar and John Deere dealerships to deploy a GPS guidance system in support of precision farming in our core geographic market, which provides our customers with the latest advances in technology and operating practices.

*Unique Entrepreneurial Culture to Attract and Retain Superior Employees*

We created a unique entrepreneurial culture that empowers our employees to make decisions and act within the parameters of a proven operating process and system. We believe this culture and our size gives us a competitive advantage in attracting and retaining the best employees in our industry. We developed an operating system and process that provides our employees with defined objectives and frequent feedback of results within an entrepreneurial environment that allows them to work independently yet consistently throughout our company. Through this operating system and process we have established defined financial metrics on a balanced scorecard, which is used monthly with each store manager to assess performance. Each store manager is empowered to operate the individual store as appropriate within the guidelines set by the operating system and process. This balanced management philosophy enables our employees to understand clearly how they succeed in our organization and how to interact with customers who expect a level of autonomy from our employees. Our compensation system focuses on rewarding our employees for high performance, thus enabling us to retain most of those employees who perform at or above expectations. This system also enables us to attract talented individuals outside of our industry and train them to perform at a high level within a relatively short period of time.

*Diverse and Stable Customer Base to Avoid Market Volatility*

We believe our large and diverse customer base limits our exposure to risks associated with customer concentration and fluctuations in local market conditions. We have long and stable relationships with many of our customers. During fiscal 2009, we conducted business with over 39,000 customers and no customer accounted for more than 1.0% of our total revenue and our top ten customers combined represented less than 5.5% of our total revenue.

*Proven Information Technology Systems*

Our management reporting systems provide the data and reports that facilitate our ability to make informed decisions. We use these systems to actively manage our business and enable each store to access the available inventory of our other stores before ordering additional parts or equipment from our suppliers. As a result, we minimize our investment in inventory while promptly satisfying our customers' parts and equipment needs. Our customer relationship management system provides sales and customer information and other organizational tools to assist our field marketers, parts managers and service managers. In addition, our management reporting systems facilitate training and foster development of management personnel.

*Experienced Management Team to Implement our Growth Strategy*

Our executive team is led by David Meyer, our Chairman and Chief Executive Officer, and Peter Christianson, our President and Chief Financial Officer, who have approximately 34 and 30 years, respectively, of industry experience. Our regional managers, store managers and field marketers also have extensive knowledge and experience in our industry. In addition, we compensate, develop and review our regional managers and store managers based on an approach that aligns their incentives with the goals and objectives of our company, including achievement of revenue, profitability, market share and balance sheet objectives. We believe the strength of our management team will help our success in the marketplace.

**Growth Strategy**

We believe our business strengths will enable us to grow our business as we continue to pursue the following growth strategies:

*Increase Market Share and Same-Store Sales*

We focus on increasing our share of the equipment sold in our markets because our market share impacts current period revenue and compounds our revenue over the life of the equipment sold through recurring parts and service business. We seek to generate same-store growth and increase market share through:

- employing significant marketing and advertising programs, including targeted direct mailings, advertising with targeted local media outlets, participation in and sponsorship of trade shows and industry events, our Titan Trader monthly magazine, and by hosting open houses, service clinics, equipment demonstrations, product showcases and customer appreciation outings;
- supporting and providing customers with training for evolving technologies, such as precision farming, that are difficult for single-store operators to support;
- maintaining state-of-the-art service facilities, mobile service trucks and trained service technicians to maximize our customers' equipment uptime through preventative maintenance programs and seasonal 24/7 service support; and
- utilizing our inventory system to maximize parts and equipment availability for our customers.

*Make Selective Acquisitions*

The agricultural and construction equipment industries are fragmented and consist of many relatively small, independent businesses servicing discrete local markets. We believe a favorable climate for dealership consolidation exists due to several factors, including the competitiveness of our industry, growing dealer capitalization requirements and lack of succession alternatives. We intend to evaluate and pursue acquisitions with the objectives of entering new markets, consolidating distribution within our established network and strengthening our competitive position.

We have a track record of completing and integrating acquisitions and have successfully used acquisitions to enter new markets. We look to add stores through acquisitions that offer attractive growth opportunities, high demand for the equipment we sell and services we offer, management strength, and contiguity with our existing geography. These factors have guided us to successful acquisition candidates. We believe our track record of successful acquisitions and expansion increases the probability that our future expansion will be profitable.

We believe that we are effectively able to identify attractive acquisition candidates due to our leadership position in the industry, our track record of completing and integrating acquisitions, and our contacts in and knowledge of our industry and geographic region. We regularly assess the acquisition landscape, evaluating potential acquisition candidates in terms of their availability and desirability to our long-term growth strategy. In addition, we believe acquisition economics in our industry have been and will continue to be conducive to executing our long-term growth strategy. Typically, we acquire only the fixed assets, working capital and selected inventory we believe are necessary to run an efficient store according to the Titan Operating Model and assume only the liabilities related to financing the inventory and working capital acquired, although we sometimes acquire all the stock of a company. We, therefore, typically calculate our net purchase price of an acquisition as the value paid for the assets acquired less the amount of any liabilities assumed. Upon completion of an acquisition we seek to re-finance the inventory acquired according to the parts and floor plan financing parameters of the Titan Operating Model. We believe our management team's experience in evaluating potential acquisition candidates helps them determine whether a particular dealership can be successfully integrated into our existing operations and enables them to structure mutually beneficial purchase terms.

The consent of CNH is required to acquire any CNH dealership, and the consent of Bremer Bank, N.A. ("Bremer Bank") is required for the acquisition of any dealership.

The following table summarizes our acquisition of 23 dealers, totaling 55 stores, since January 1, 2003:

| Acquired Dealer | Location of Stores |
| --- | --- |
| Titan Machinery, LLC. . . . . . . . . . . . . . . . . . . . . . . *January 2003* | Watertown, South Dakota<br>Wahpeton, North Dakota<br>Casselton, North Dakota<br>Fargo, North Dakota |
| Krider Equipment Co., Inc. . . . . . . . . . . . . . . . . . . . *January 2003* | Fargo, North Dakota<br>Bismarck, North Dakota |
| Fargo Tractor & Equipment, Inc. . . . . . . . . . . . . . . . . *January 2003* | West Fargo, North Dakota |
| Consolidated Ag Service, Inc. . . . . . . . . . . . . . . . . . *February 2004* | Graceville, Minnesota<br>Marshall, Minnesota<br>Pipestone, Minnesota |

| Acquired Dealer | Location of Stores |
| --- | --- |
| Smith International, Inc.<br>*March 2005* | Waverly, Iowa |
| H.C. Clark Implement Co., Inc.<br>*May 2005* | Aberdeen, South Dakota |
| Vern Anderson, Inc.<br>*November 2005* | Anthon, Iowa<br>Cherokee, Iowa<br>Kingsley, Iowa<br>Le Mars, Iowa |
| Walterman Implement, Inc.<br>*November 2005* | Dike, Iowa |
| Farm Power, Inc. of Minnesota and related entities<br>*March 2006* | Elbow Lake, Minnesota<br>Fergus Falls, Minnesota |
| Piorier Equipment Company, Inc. and related entities<br>*June 2006* | Sioux City, Iowa<br>Marshall, Minnesota<br>Rapid City, South Dakota<br>Sioux Falls, South Dakota |
| Richland County Implement, Inc.<br>*February 2007* | Wahpeton, North Dakota |
| Aberdeen Equipment Co., Huron Equipment Co. and Redfield Equipment Co.<br>*April 2007* | Aberdeen, South Dakota<br>Huron, South Dakota<br>Redfield, South Dakota |
| Red Power International, Inc.<br>*August 2007* | Ada, Minnesota<br>Crookston, Minnesota |
| Twin City Implement, Inc.<br>*November 2007* | Mandan, North Dakota |
| Reiten & Young International, Inc.<br>*December 2007* | Grand Forks, North Dakota |
| Avoca Operations, Inc. and Greenfield Operations, Inc.<br>*January 2008* | Avoca, Iowa<br>Greenfield, Iowa |
| Ceres Equipment Inc.<br>*February 2008* | Roseau, Minnesota |
| Quad County Implement, Inc.<br>*May 2008* | Blairstown, Iowa |
| Mid-Land Equipment Company, L.C.<br>*May 2008* | Des Moines, Iowa<br>Davenport, Iowa<br>Clear Lake, Iowa<br>Cedar Rapids, Iowa<br>Omaha, Nebraska<br>Lincoln, Nebraska |

| Acquired Dealer | Location of Stores |
| --- | --- |
| Wolf's Farm Equipment, Inc.<br>*September 2008* | Kintyre, North Dakota |
| Pioneer Garage, Inc.<br>*October 2008* | Pierre, South Dakota<br>Highmore, South Dakota<br>Miller, South Dakota |
| Anderson Power and Equipment, Inc.<br>*December 2008* | Thief River Falls, Minnesota |
| Western Plains Machinery Co. and WP Rentals LLC<br>*December 2008* | Billings, Montana (2 stores)<br>Belgrade, Montana<br>Great Falls, Montana<br>Missoula, Montana<br>Kalispell, Montana<br>Cheyenne, Wyoming<br>Casper, Wyoming<br>Gillette, Wyoming |

*Integrate New Dealers into the Titan Operating Model*

We have developed the Titan Operating Model to optimize the performance and profitability of each of our stores. Upon consummation of each acquisition, we integrate acquired stores into our operations by implementing the Titan Operating Model to enhance each acquired store's performance within its target market. We generally complete integration of a store in six to 18 months, although it may take several years before acquired stores fully realize the benefits of the Titan Operating Model. We believe the Titan Operating Model provides us with multiple points of customer contact, creates cross-selling opportunities, fosters strong customer relationships and supports a culture of individual accountability that increases our revenue and provides a strong platform for future growth.

**Suppliers**

*CNH—Case IH Agriculture, Case Construction, New Holland Agriculture and New Holland Construction*

We have a longstanding relationship with CNH and, according to CNH, are the world's largest retail dealer of Case IH Agriculture equipment. We have been an authorized dealer of Case agricultural equipment since the inception of our company in 1980 and added the other CNH brands as Case grew, acquired other brands and merged with New Holland in 1999 to form CNH. CNH supplied approximately 79.8% of the new equipment we sold in fiscal 2009 through CNH America LLC, CNH's U.S. manufacturing entity.

CNH is a global leader in the agricultural and construction equipment industries based on the number of units sold. In 2007, CNH had $18.5 billion in worldwide revenue, with agricultural equipment accounting for approximately 74% and construction equipment accounting for approximately 26% of CNH's total revenue. In addition, CNH provides financing and insurance products and services to its end-user customers and authorized dealers through its CNH Capital business unit. CNH is a publicly-traded company and a majority-owned subsidiary of Fiat S.p.A.

CNH is the world's second largest manufacturer of agricultural equipment. CNH owns and operates the Case IH Agriculture and New Holland Agriculture brands. Case IH Agriculture, recognized by the red color of its equipment, possesses over 160 years of farm equipment heritage. New Holland Agriculture, recognized by the blue color of its tractors and the yellow color of its harvesting and hay equipment, has over 100 years of farm equipment industry experience. CNH's agricultural equipment dealers are assigned authorized store locations but do not have exclusive territories.

CNH is the world's fifth largest manufacturer of construction equipment in terms of market share, owning and operating the Case Construction, New Holland Construction and Kobelco brands. CNH's construction equipment dealers are assigned a specific geographic area of responsibility, which typically includes an entire state, within which they have the right to sell new Case Construction, New Holland Construction and/or Kobelco equipment.

We have entered into separate dealership agreements with certain CNH entities to sell the Case IH Agriculture, New Holland Agriculture, Case Construction and New Holland Construction brands. These dealer agreements authorize us to sell CNH equipment and parts and entitle us to use CNH trademarks and trade names, with certain restrictions. The CNH entities have the right to terminate their dealer agreements with us immediately in certain circumstances, including if a person acquires 20% or more of our common stock without CNH's consent, and, in some cases, for any reason 90 days following written notice. The dealership agreements and industry practices generally provide that payment on equipment and parts purchased from CNH entities is due within 30 days and is typically subject to floor plan financing as discussed below. With respect to sales of equipment, payments from customers, which are typically financed by a third party, are due upon sale. Payments from customers for parts and services are due within 30 days. CNH makes available to us any floorplans, parts return programs, sales or incentive programs or similar plans or programs it offers to other dealers, and provides us with promotional items and marketing materials.

Based upon information provided to us by CNH, we are the world's largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S. Thus, our relationship with CNH entities is more than a typical supply relationship; it is strategic for both our company and CNH. In that regard, it is in our mutual interests to maintain the strong longstanding relationship we share.

*Other Suppliers*

In addition to products supplied by CNH, we sell a variety of new equipment, parts and attachments from other manufacturers. These products tend to address specialized niche markets and complement the CNH products we sell by filling gaps in the CNH line of products. We believe our offering of products for specialized niche markets supports our goal of being a one-stop solution for equipment needs at each of our stores. Approximately 20.2% of our total new equipment sales in fiscal 2009 resulted from sales of products manufactured by companies other than CNH with our single largest manufacturer other than CNH representing less than 3.5% of our total new equipment sales. The terms of our arrangements with these other suppliers vary, but most of the dealership agreements contain termination provisions allowing the supplier to terminate the agreement after a specified notice period, which is typically 30 days. Payment and financing practices with these other suppliers are similar to those practices described above with respect to CNH entities.

**Products and Services**

We have four principal sources of revenue: new and used equipment sales, parts sales, repair and maintenance service and equipment rental and other business activities.

*Equipment Sales*

We sell new agricultural and construction equipment manufactured under the CNH family of brands as well as equipment from a variety of other manufacturers. The used equipment we sell is from inventory acquired through trade-ins from our customers and selective purchases. The agricultural equipment we sell and service includes application equipment and sprayers, combines and attachments, hay and forage equipment, planting and seeding equipment, precision farming technology, tillage equipment, and tractors. The construction equipment we sell and service includes articulated trucks, compact track loaders, compaction equipment, cranes, crawler dozers, excavators, forklifts, loader/backhoes, loader/tool carriers, motor graders, skid steer loaders, telehandlers and wheel loaders. We sell new and used equipment through our professional in-house retail sales force, which is organized by geography and product type. We also sell used equipment through an outlet store and the internet. We believe this organizational structure improves the effectiveness of our sales force, better serves our customers and helps us negotiate advantageous trade-in purchase terms. Equipment sales generate cross-selling opportunities for us by populating our markets with equipment we repair and maintain and for which we sell parts. For the year ended January 31, 2009, equipment revenue was $540.3 million, representing 78.3% of total revenue for the period.

*Parts Sales*

We sell a broad range of maintenance and replacement parts on equipment that we sell, as well as other types of equipment. We maintain an extensive in-house parts inventory to provide timely parts and repair and maintenance support to our customers. We generally are able to acquire out-of-stock parts directly from manufacturers within two business days. Our parts sales provide us with a relatively stable revenue stream that is less sensitive to economic cycles than our equipment sales and rental operations. For the year ended January 31, 2009, parts revenue was $95.0 million, representing 13.8% of total revenue for the period.

*Repair and Maintenance Services*

We provide repair and maintenance services, including warranty repairs, for our customers' equipment. Each of our stores includes service bays staffed by trained service technicians. Our technicians are also available to make on-site repairs. In addition, we provide proactive and comprehensive customer service by maintaining service histories for each piece of equipment owned by our customers, maintaining 24/7 service hours in times of peak service usage, providing on-site repair services, scheduling off-season maintenance activities with customers, notifying customers of periodic service requirements and providing training programs to customers to educate them as to standard maintenance requirements. At the time equipment is purchased, we also offer customers the option of purchasing guaranteed maintenance contracts. These after-market services have historically provided us with a high-margin, relatively stable source of revenue through changing economic cycles. For the year ended January 31, 2009, service revenue was $44.2 million, representing 6.4% of total revenue for the period.

*Equipment Rental and Other Business Activities*

We rent equipment to our customers on a short-term basis for periods ranging from a few days to a few months. We actively manage the size, quality, age and composition of our rental fleet and use our information technology systems to closely monitor and analyze customer demand and rate trends. We maintain the quality of our fleet through our on-site parts and services support and dispose of rental equipment through our retail sales force. Our rental business creates cross-selling opportunities for us in equipment sales. In addition, we provide ancillary equipment support activities such as equipment transportation, GPS signal subscriptions in connection with precision farming and reselling CNH Capital finance and insurance products. For the year ended January 31, 2009, other revenue was $10.9 million, representing 1.6% of total revenue for the period.

**Customers**

We serve over 39,000 customers in the U.S., primarily in North Dakota, South Dakota, Minnesota, Iowa, Nebraska, Wyoming and Montana. Our customers include a wide range of farmers, construction contractors, public utilities, municipalities and maintenance contractors. They vary from small, single machine owners to large farming or contracting firms that operate under sophisticated capital equipment and maintenance budgets. Our stores enable us to closely service local and regional customers. We believe the Titan Operating Model enables us to satisfy customer requirements and increase revenue through cross-selling opportunities presented by the various products and services that we offer. In fiscal 2009, no single customer accounted for more than 1.0% of our revenue and our top ten customers combined accounted for less than 5.5% of our total revenue. In addition to our U.S. customers, we sell equipment on a limited basis to international customers, primarily in Eastern Europe. Our U.S. customers primarily finance their equipment purchases through CNH Capital.

**Floorplan Financing**

We attempt to maintain at each store, or have readily available at other stores in our network, sufficient inventory to satisfy customer needs. Inventory levels fluctuate throughout the year and tend to increase before the primary sales seasons for agricultural equipment. The cost of financing our inventory is an important factor affecting our financial results.

*CNH Capital*

CNH Capital offers floorplan financing to CNH dealers for extended periods to finance products from both CNH and other suppliers. CNH Capital provides this financing in part to enable dealers to carry representative inventories of equipment and encourage the purchase of goods by dealers in advance of seasonal retail demand. CNH Capital charges variable market rates of interest at or over the prime rate on balances outstanding after any interest-free periods and retains a security interest in all of our assets, including inventories, which it inspects periodically. The interest-free periods, which CNH offers periodically in the form of additional incentives or special offers, typically average four months. CNH Capital also provides financing for used equipment accepted in trade, repossessed equipment and approved equipment from other suppliers, and receives a security interest in such equipment.

*Other Financing Sources for Equipment*

In addition to the financing provided by CNH Capital, financing also may be available through floorplan financing programs provided by the suppliers, which may be financed by such suppliers themselves or through third party lenders.

*Other Financing*

We have a revolving operating line of credit with Bremer Bank for up to $25.0 million. The revolving operating line of credit is to provide for our short term working capital requirements. Additionally, under the agreement, Bremer Bank, in its discretion, may issue standby letters of credit totaling up to $1.0 million.

**Sales and Marketing**

As part of the Titan Operating Model, we have centralized sales support and marketing management. All of our stores benefit from our centralized media buys, strategic planning, sales support and training, and we provide our store managers and their sales teams with flexibility to localize sales and marketing.

We currently market our products and services through:

- field marketers, our direct sales representatives who operate out of our network of local stores and call on customers in the markets surrounding each store;
- parts counter and service managers, who provide our customers with comprehensive after-market support;

- local and national advertising efforts, including broadcast, cable, print and web-based media; and
- our remarketing division, which trades and sells used equipment through our outlet store and website.

*Field Marketers*

We believe our sales force is one of the industry's most productive and highly trained. Our field marketers perform a variety of functions, such as servicing customers at our stores, calling on existing customers and soliciting new business at farming, construction and industrial sites. These field marketers target customers in specific areas, and we develop customized marketing programs for our sales force by analyzing each customer group for profitability, buying behavior and product selection. All members of our sales force are required to attend frequent in-house training sessions to develop product and application knowledge, sales techniques and financial acumen. Our sales force is supported by our corporate marketing department.

*Parts Counter and Service Managers*

Our parts counter and service managers are involved in our uptime service efforts, taking advantage of our seasonal marketing campaigns in parts and service sales. As a group, they have won multiple awards from our suppliers for their efforts benefiting both our customers and our key strategic partners. We believe they rank among the most well-trained and efficient parts and service groups in our industry.

*Print, Broadcast and Web-Based Advertising Campaigns*

Each year we initiate several targeted direct mail, print and broadcast advertising and marketing campaigns. CNH and other suppliers periodically provide us with advertising funds, which we primarily use to promote new equipment, parts and financing programs. We will continue to explore and launch new internet-based efforts to provide additional sales channels.

*Remarketing Division*

Our remarketing division capitalizes on after-market sales opportunities for used equipment. We have opened two outlet stores that sell used equipment. In addition, we are actively engaged in selling equipment through our website, both through direct purchases and auctions.

**Competition**

The agricultural and construction equipment sales and distribution industries are highly competitive and fragmented, with large numbers of companies operating on a regional or local scale. Our competitors range from multi-location, regional operators to single-location, local dealers and include dealers and distributors of competing equipment brands, including John Deere, Caterpillar and the AGCO family of brands, as well as other dealers and distributors of the CNH family of brands. Competition among equipment dealers is primarily based on the price, value, reputation, quality and design of the products offered by the dealer, the customer service and repair and maintenance service provided by the dealer, the availability of equipment and parts and the accessibility of stores. While we believe we compete favorably on each of the identified competitive factors, our sales and margins may be impacted depending on (i) the extent of aggressive pricing competition through manufacturer discount programs or other competitive pricing tactics, (ii) our ability to obtain higher service gross margins based on our service quality and reputation and (iii) our ability to attract new and maintain existing customers based on the availability and quality of the products we offer and our local relationship and reputation.

The number of agricultural and construction equipment dealers operating on a regional scale is limited and we are one of the principal regional-scale, agricultural and construction equipment dealers in the U.S. The primary regional-scale equipment dealers with whom we compete include RDO Equipment Co., Butler Machinery and Brandt Holdings Co. RDO Equipment Co. is a John Deere agricultural and construction equipment dealer with 27 locations in North Dakota, South Dakota, Minnesota and Montana, as well as 29 locations in Arizona, California, Oregon, Texas and Washington. Butler Machinery is a Caterpillar dealer with ten locations in North Dakota and South Dakota. Brandt Holdings owns John Deere, Vermeer and Bobcat equipment dealers with 22 locations in California, Connecticut, Iowa, Massachusetts, Minnesota, Nebraska, New York, North Dakota, South Carolina and South Dakota. Other agricultural and construction equipment dealers that have consolidated stores in other regions of the country include Pioneer Equipment, which has 14 locations that sell Case IH Agriculture, New Holland Agriculture and Case Construction equipment in California, Idaho and Texas; Western Power and Equipment, which has eight Case Construction locations in California, Nevada, Oregon and Washington; Scott Companies, which has 26 locations that sell Case IH Agriculture and Case Construction equipment in Arkansas, Louisiana, Mississippi, Tennessee, Texas, Iowa and Nebraska; and Birkey's Farm Store, which has eleven Case IH Agriculture and New Holland dealerships located in Illinois and Indiana and four Case Construction dealerships located in Illinois.

**Information Technology Systems**

We currently use an integrated management reporting system developed and supported by Dealer Information Systems Corporation to manage our operating information. In fiscal 2010 we began implementing a new enterprise resource planning ("ERP") system that will replace our current management reporting system. Our information system enables us to closely monitor our performance and actively manage our business and includes features that were enhanced to support the Titan Operating Model, including detailed store-based financial reporting, inventory management and customer relationship management.

Through our information system we maintain a complete database on inventory of parts and equipment and a centralized inventory control system. Our system enables each store to access the available inventory of our other stores before ordering additional parts or equipment from our suppliers. As a result, we minimize our investment in inventory while effectively and promptly satisfying our customers' needs. We are also able to monitor inventory levels and mix at each store and make adjustments in accordance with our operating plan. Finally, our system is externally connected to CNH, enabling us to locate CNH parts, communicate with other CNH dealers, make electronic payments to CNH and register and reimburse warranty expenses.

Our customer relationship management system provides sales and customer information and other organizational tools to assist our sales force. We maintain an extensive customer database that allows us to monitor the status and maintenance history of our customers' equipment and enables us to more effectively provide parts and services to meet their needs. In addition, our system includes, among other features, on-line contract generation, automated billing, local sales tax computation and automated rental purchase option calculation. We also use our relationship management information system and customer database to monitor market conditions, sales information and customer demand, as well as to assess product merchandising strategies.

The data we store in our information system is backed-up on a daily basis and stored at an off-site location. Thus, if our system were to become inoperable, we would be able to continue operations through an off-site data center. Further, we own the software and hardware necessary to operate this system and have employees trained to manage and maintain the software without reliance on external support.

**Corporate Information**

We were incorporated as a North Dakota corporation in 1980 and reincorporated in Delaware in December 2007 prior to our initial public offering. Our executive offices are located at 4876 Rocking Horse Circle, Fargo, ND 58104-6049. Our telephone number is (701) 356-0130. We maintain a web site at *www.titanmachinery.com*.

**Intellectual Property**

We do not have any registered intellectual property. Case IH, Case and New Holland are registered trademarks of CNH, which we use in connection with advertisements and sales as authorized under our dealership agreements. We license trademarks and trade names of new equipment obtained from suppliers other than CNH from their respective owners. We operate each of our stores under either the Titan Machinery name or, if there was strong local name recognition and customer loyalty at a location we acquired, the name historically used by the dealership in that location for a transition period, the length of which can vary depending upon the location.

**Product Warranties**

Product warranties for new equipment and parts are provided by our suppliers. The term and scope of these warranties vary greatly by supplier and by product. We occasionally provide additional warranties to retail purchasers of new equipment. CNH pays us for repairs we perform to CNH equipment under warranty. We generally sell used equipment "as is" and without manufacturer's warranty, although manufacturers sometimes provide limited warranties if the supplier's original warranty is transferable and has not expired. Typically, we provide no additional warranties on used equipment.

**Seasonality**

Our quarterly operating results are subject to fluctuation due to varying weather patterns, which may impact the timing and amount of equipment, parts and service purchases by our customers. A significant increase in the severity of weather cycles could increase the volatility of our results of operations and impact our financial condition. If we acquire businesses in geographic areas other than where we currently have operations, we may be affected more by the above-mentioned or other seasonal and equipment buying trends.

**Employees**

As of April 1, 2009, we employed 1,059 full-time and 229 part-time employees. None of our employees is covered by a collective bargaining agreement. We believe our relations with our employees are good.

**Governmental Regulation**

We are subject to numerous federal, state, and local rules and regulations, including regulations promulgated by the Environmental Protection Agency and similar state agencies, with respect to storing, shipping, disposing, discharging and manufacturing hazardous materials and hazardous and non-hazardous waste. These activities are associated with the repair and maintenance of equipment at our stores. Currently, none of our stores or operations exceeds small quantity generation status. Compliance with these rules and regulations has not had any material effect on our operations, nor do we expect it to in the future. Further, we have not made, and do not anticipate making, any material capital expenditures in compliance with environmental regulations. However, there can be no assurance that these expectations are accurate, particularly if regulations change, unforeseen incidents occur or unknown past contamination or non-compliance is discovered, among other similar events.

## ITEM 1A. RISK FACTORS

***We are substantially dependent upon our relationship with CNH.***

We are an authorized dealer of CNH agricultural and construction equipment and parts. In fiscal 2009, CNH supplied approximately 79.8% of the new equipment we sold and represented a significant portion of our parts revenue. Our acquisition strategy contemplates the acquisition of additional CNH geographic areas of responsibility and store locations in both the agricultural and construction equipment areas. We depend on CNH Capital America LLC, or CNH Capital, for floorplan financing to purchase a substantial portion of our inventory. In addition, CNH Capital provides a significant percentage of the financing used by our customers to purchase CNH equipment from us. CNH also provides incentive programs and discount programs from time to time that enable us to price our products more competitively. In addition, CNH conducts promotional and marketing activities on national, regional and local levels. Due to our substantial dependence on CNH, our success depends, in significant part, on (i) the overall reputation and success of CNH; (ii) the availability and terms of floorplan financing and customer financing from CNH Capital; (iii) the incentive and discount programs provided by CNH and its promotional and marketing efforts for its industrial and agricultural products; (iv) the goodwill associated with CNH trademarks; (v) the introduction of new and innovative products by CNH; (vi) the manufacture and delivery of competitively-priced, high quality equipment and parts by CNH in quantities sufficient to meet our customers' requirements on a timely basis; (vii) the quality, consistency and management of the overall CNH dealership system; and (viii) the ability of CNH to manage its risks and costs, including those associated with being a multinational company. If CNH does not provide, maintain or improve any of the foregoing, or if CNH were sold or reduced or ceased operations, there could be a material adverse effect on our financial condition and results of operations.

***CNH may terminate its dealership agreements with us or change the terms of those agreements, which could adversely affect our business.***

Under our dealership agreements with CNH through CNH America LLC, CNH's U.S. manufacturing entity, CNH entities have the right to terminate these agreements immediately in certain circumstances, and, in some cases, for any reason 90 days following written notice. Furthermore, CNH entities may change the terms of their agreements with us, among other things, to change our sales and service areas and/or the product, pricing or delivery terms. CNH routinely conducts evaluations of dealership standards, customer satisfaction surveys and market share studies, the results of which can impact the relationships with its dealers. CNH uses the evaluation results to increase or decrease the monetary rewards to dealers, or limit or expand the availability of financing, warranty reimbursements or other marketing incentives. If CNH were to change the terms of any or all of these agreements in a manner that adversely affects us, our business may be harmed, and if CNH were to terminate all or any of its dealer agreements with us, our business would be severely harmed.

***Restrictions in our CNH dealership agreements may significantly affect our operations and growth and prevent a change in control of our company.***

We operate our stores pursuant to CNH's customary dealership agreements. These agreements impose a number of restrictions and obligations on us with respect to our operations, including our obligations to actively promote the sale of CNH equipment within our designated geographic areas of responsibility, fulfill the warranty obligations of CNH, provide services to our customers, maintain sufficient parts inventory to service the needs of our customers, maintain inventory in proportion to the sales potential in each sales and service geographic area of responsibility, maintain adequate working capital and maintain stores only in authorized locations. Prior consent of CNH is required for the acquisition by another party of 20% or more of our outstanding stock and for our acquisition of other CNH dealerships; otherwise, CNH may terminate our dealership agreements. There can be no assurances that CNH will give its consent. The restrictions and obligations in our CNH dealership agreements limit our flexibility in operating our current stores and acquiring new stores, which could have an adverse effect on our operations and growth. Furthermore, the requirement that CNH consent to the acquisition by any party of 20% or more of our outstanding stock may have the effect of discouraging transactions involving a change in our control, including transactions that stockholders might deem to be in their best interests.

***Our agricultural equipment dealer appointments are not exclusive to the geographic areas we serve, which could adversely affect our operations and financial condition.***

CNH could appoint other agricultural equipment dealers in close proximity to our existing stores. The sales and service geographic areas of responsibility assigned to our dealerships can be enlarged or reduced by CNH upon 30 days' prior written notice. CNH and other agricultural equipment dealers can also sell in our sales and service geographic areas of responsibility. To the extent CNH appoints other agricultural equipment dealers within our markets, enlarges or reduces the sales and service geographic areas of responsibility relating to our stores, amends the dealership agreements or imposes new or different terms or conditions under the dealer agreements, our operations and financial condition could be adversely affected.

***Our operating results may be adversely impacted by an under-supply or over-supply of equipment.***

If our suppliers cannot continue to provide us a reliable supply of new equipment, we may not be able to meet our customers' demand and our operating results could be negatively impacted. In times of heightened global demand for agricultural commodities and the equipment needed to produce those commodities, agricultural equipment suppliers may experience difficulty providing all dealerships a reliable supply of new agricultural equipment, which could adversely impact our results of operations. Further, an under-supply of equipment may cause prices for such equipment to increase. To the extent we cannot pass on any increased costs of equipment to our customers, our operating results may suffer. Conversely, an industry over-supply of equipment may also adversely affect our operations. Though manufacturers typically manage production of new equipment in response to demand, there may be short-term over-supplies of new equipment as manufacturers adjust to industry demand fluctuations. For used and rental equipment, short-term lease programs and commercial rental agencies for construction and agricultural equipment have expanded significantly in North America. Nationwide rental conglomerates have become sizeable purchasers of new equipment and can have a significant impact on industry sales and margins. When equipment comes off of lease or is replaced with newer equipment by rental agencies, there may be a significant increase in the availability of late-model used equipment. An over-supply of used equipment could adversely affect demand for, or the market prices of, new and used equipment. In addition, a decline in used equipment prices could have an adverse effect on residual values for leased equipment, which could adversely affect our financial performance.

***If our acquisition plans are unsuccessful, we may not achieve our planned revenue growth.***

We believe a significant portion of our future growth will depend on our ability to acquire additional dealerships. Our ability to continue to grow through the acquisition of additional CNH geographic areas of responsibility and store locations or other businesses will be dependent upon the availability of suitable acquisition candidates at acceptable costs, our ability to compete effectively for available acquisition candidates and the availability of capital to complete the acquisitions. We may not successfully identify suitable targets, or if we do, we may not be able to close the transactions, or if we close the transactions, they may not be profitable. In addition, CNH's consent is required for the acquisition of any CNH dealership, and the consent of Bremer Bank is required for the acquisition of any dealership. CNH typically evaluates management, performance and capitalization of a prospective acquirer in determining whether to consent to the sale of a CNH dealership. There can be no assurance that CNH or Bremer Bank will consent to any or all acquisitions of dealerships that we may propose.

***Our potential inability to successfully integrate newly-acquired dealerships may adversely affect our financial results.***

Once an acquisition is completed, we face many other risks commonly encountered with growth through acquisitions. These risks include incurring significantly higher than anticipated capital expenditures and operating expenses; failing to assimilate the operations and personnel of the acquired dealerships; disrupting our ongoing business; dissipating our management resources; failing to maintain uniform standards, controls and policies; and impairing relationships with employees and customers as a result of changes in management. Fully integrating an acquired dealership into our operations and realization of the full benefit of our strategies, operating model and systems may take several years. There can be no assurance that we will be successful in overcoming these risks or any other problems encountered with such acquisitions. To the extent we do not successfully avoid or overcome the risks or problems related to acquisitions, our results of operations and financial condition could be adversely affected. Future acquisitions also will have a significant impact on our financial position and capital needs, and could cause substantial fluctuations in our quarterly and yearly results of operations. Acquisitions could include significant goodwill and intangible assets, which may result in future impairment charges that would reduce our stated earnings.

We have grown significantly through acquisitions in recent years and expect to continue to grow through acquisitions. Management has expended, and expects to continue to expend, significant time and effort in evaluating, completing and integrating acquisitions and opening new stores. There can be no assurance that our systems, procedures and controls will be adequate to support our expanding operations. Any future growth will also impose significant added responsibilities on our executives, including the need to identify, recruit and integrate new senior level managers and executives. There can be no assurance we will be able to identify and retain such additional management. If we are unable to manage growth efficiently and effectively, or are unable to attract and retain additional qualified management, there could be a material adverse effect on our financial condition and results of operations.

***We lease many of our dealership sites from related parties, and if we are unable to obtain commercially reasonable terms and conditions from these related parties or unrelated third parties in the future, our growth and financial condition may be adversely affected.***

We lease 29 of our 62 dealership sites from entities affiliated with David Meyer, our Chairman and Chief Executive Officer, Tony Christianson, one of our directors, or Peter Christianson, our President and Chief Financial Officer. We expect that we may lease future dealership sites we acquire from parties related to our affiliates. There is no guarantee that related parties will offer us commercially reasonable terms and conditions or that unrelated third parties will provide alternate dealership sites on commercially reasonable terms and conditions. If we cannot obtain commercially reasonable terms and conditions on leases for our current or future dealership sites from entities related to Messrs. Meyer, Tony Christianson or Peter Christianson, or from unrelated third parties, our growth and financial condition may be adversely affected.

***Substantial inventory financing is required for the equipment we sell but may not be available, which could adversely affect our growth and results of operations.***

The sale of agricultural and construction equipment requires substantial inventories of equipment and parts to be maintained at each store to facilitate sales to customers on a timely basis. We generally purchase our inventories of equipment with the assistance of floorplan financing programs through CNH Capital and other lenders. As we grow, whether internally or through acquisitions, our inventory requirements will increase and, as a result, our financing requirements also will increase. In the event that our available financing sources are not maintained or are insufficient to satisfy our future requirements, we would be required to obtain financing from other sources. There can be no assurance that additional or alternative financing could be obtained on commercially reasonable terms. To the extent additional financing cannot be obtained on commercially reasonable terms, our growth and results of operations could be adversely affected.

***Failure to properly manage our equipment inventory, our largest asset, would have a significant adverse effect on our operations.***

Our equipment inventory has generally represented 50% or more of our total assets. Thus, our success is significantly dependent upon our ability to manage the supply and cost of new and used equipment. The pricing of equipment can be highly volatile and subject to negotiation, particularly in the used equipment market. Pricing for and sales of used equipment can be significantly affected by the limited market for such equipment. Further, liquidation prices of used agricultural and construction equipment can have significant fluctuations due to economic cycles, utilization trends and degree of specialization. We are dependent upon the ability of our management and buyers to negotiate acceptable purchase prices, to affect a proper balance of new and used equipment and to manage the amount of equipment in inventory to assure quick turnover. Our failure to manage our inventory and equipment costs could materially adversely affect our results of operations and financial condition.

***Adverse changes in governmental agricultural policies, including decreases in farm subsidies, may reduce demand for agricultural equipment and cause our revenue to decline.***

Changes in governmental agricultural policy could adversely affect sales of agricultural equipment. Government subsidies influence demand for agricultural equipment. Future farm bills and USDA budgets may reduce the amount of payments to individual farmers. We cannot predict the outcome of such governmental funding, and to the extent that future funding to individual farmers is reduced, these reductions in funding could reduce demand for agricultural equipment and we could experience a decline in revenue.

***Recent economic events, particularly in the credit markets, may adversely affect our business and results of operations.***

The agricultural and construction equipment industries are affected by macroeconomic factors, including changes in international, national, regional, and local economic conditions. Current global economic conditions pose a risk to our business as customers may postpone spending in response to tighter credit, negative financial news, downturns in agricultural commodity prices and the housing market and/or declines in income or asset values, which could have a material negative effect on the demand for our products and services. Our business is also particularly dependent on our access to the capital and credit markets to finance acquisitions and manage inventory. The current financial turmoil affecting the banking system and financial markets have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency and equity markets. These recent disruptions in the overall economy and financial markets and the related reduction in consumer confidence in the economy, have slowed activity in the capital markets, negatively affected access to credit on commercially acceptable terms, and may adversely impact the access of us or our customers to credit and the terms of any such credit. Though the regions in which we operate have not been impacted by the sub-prime lending market collapse and the resulting tightening of lending standards to the same magnitude as has occurred in other regions or on a national level, any greater extension of those conditions to the regions in which we operate may adversely affect our results of operations. Further, any decreased collectability of accounts receivable or increase in customer insolvencies could negatively impact our results of operations. The nature of the agricultural and construction equipment industries is such that a downturn in demand can occur suddenly, due to tightening credit markets, decreasing commodity prices or demand, adverse weather conditions or other circumstances, resulting in excess inventory, un-utilized production capacity and reduced prices for equipment, which would harm our revenue and profitability. Uncertainty about current global economic conditions, agricultural commodity prices and demand and the housing market could also continue to increase the volatility of our stock price.

***Adverse changes in the agricultural industries could result in decreases in purchases of agricultural equipment and harm our revenue and profitability.***

Our business depends to a great extent upon general activity levels in the agricultural industries. Changes in farm income and farmland value, the level of worldwide farm output and demand for farm products, commodity prices, animal diseases and crop pests, and limits on agricultural imports are all material factors that could adversely affect the agricultural industries and result in a decrease in the amount of agricultural equipment that our customers purchase. The nature of the agricultural equipment industries is such that a downturn in demand can occur suddenly, resulting in excess inventories, un-utilized production capacity and reduced prices for new and used equipment. These downturns may be prolonged and our revenue and profitability would be harmed.

***Adverse changes in the construction industry could result in decreased demand for construction equipment and harm our revenue.***

General economic conditions in markets in which we do business can impact the demand for our construction equipment. The construction industry in our geographical areas has experienced a prolonged economic down cycle and interest rate fluctuations that have negatively affected the new residential housing market, which negatively impacts sales of light construction equipment. Decreased demand for our products can have a negative impact on our financial performance and cash flow. Our business and earnings are impacted by the changes in the construction industry. The ability of consumers to obtain mortgages for the purchase of newly constructed homes or commercial properties impacts the overall demand for new home construction. The uncertainties created by recent events in the sub-prime mortgage market and their impact on the overall mortgage market, including the tightening of credit standards, could adversely affect the ability of consumers to obtain financing, thus reducing demand for new construction and in turn reducing our customers' demand for our construction equipment. Reduced demand for our construction equipment can negatively affect our financial performance and cash flow.

***Climate fluctuations may negatively impact the agricultural and construction equipment markets and harm our sales.***

Weather conditions, particularly severe floods and droughts, can have a significant impact on the success of regional agricultural and construction markets and, therefore, the economic conditions of the regions in which we operate stores. Accordingly, our financial condition and results of operations may be materially and adversely affected by any adverse cyclical trends or weather conditions. Our quarterly operating results are subject to fluctuation due to varying weather patterns, which may impact the timing and amount of equipment, parts and service purchases by our customers. A significant increase in the severity of weather cycles could increase the volatility of our results of operations and impact our financial condition. If we acquire businesses in geographic areas other than where we currently have operations, we may be affected more by the above-mentioned or other seasonal and equipment buying trends.

***Our results of operations may fluctuate from period to period due to interest rate adjustments.***

The ability to finance affordable purchases, of which the interest rate charged is a significant component, is an important part of a customer's decision to purchase agricultural or construction equipment. Interest rate increases may make equipment purchases less affordable for customers and, as a result, our revenue and profitability may decrease as we manage excess inventory and reduce prices for equipment. To the extent we cannot pass on our increased costs of inventory to our customers, our net income may decrease. Partially as a result of the foregoing, our results of operations have in the past and in the future are expected to continue to fluctuate from quarter to quarter and year to year. We are unable to anticipate the timing and impact of interest rate adjustments. Recently, the economic downturn caused in part by the sub-prime and alternative mortgage markets have resulted in tighter lending standards throughout the mortgage industry and overall credit markets. This volatility in the credit markets may have a negative impact on our business by making it more difficult for certain of our customers to obtain financing to purchase agricultural or construction equipment. Conversely, the recent decreases in interest rates may positively affect a customer's decision to purchase agricultural or construction equipment. We are unable to predict with certainty any positive or negative effect on our business as a result of the recent interest rate decreases.

***Aggressive pricing competition could adversely affect our results of operation and growth.***

The agricultural and construction equipment sales and distribution industries are highly competitive and fragmented, with large numbers of companies operating on a regional or local scale. Historically, our competitors have competed aggressively on the basis of pricing or inventory availability, resulting in decreased margins on our sales to the extent we choose to match our competitors' downward pricing. To the extent we choose not to match or remain within a reasonable competitive distance from our competitors' pricing, it could also have an adverse impact on our results of operations, as we may lose sales volume. In addition, to the extent CNH's competitors provide their dealers with more innovative or higher quality products, better customer financing, or have more effective marketing efforts, our ability to compete and financial condition and results of operations could be adversely affected.

***We are substantially dependent on our Chief Executive Officer and President, the loss of whom could have a material adverse effect on our business.***

We believe our success will depend to a significant extent upon the efforts and abilities of David Meyer, our Chairman and Chief Executive Officer, and Peter Christianson, our President and Chief Financial Officer. The employment relationships with both Mr. Meyer and Mr. Christianson are terminable by us or each of them at any time for any reason. The loss of the services of one or both of these persons and other key employees could have a material adverse effect on our operating results.

***Selling agricultural and construction equipment and parts subjects us to product liability risks that could adversely affect our financial condition and reputation.***

Products sold or serviced by us may expose us to potential liabilities for personal injury or property damage claims relating to the use of such products. There can be no assurance that we will not be subject to or incur any liability for such claims in the future. There can be no assurance that our product liability insurance will be adequate to cover product liability claims. There also can be no assurance that such insurance will continue to be available on economically reasonable terms. An uninsured or partially insured claim for which indemnification is not provided could have a material adverse effect on our financial condition. Furthermore, if any significant claims are made against us or against CNH or any of our other suppliers, our business may be adversely affected by any resulting negative publicity.

***Being a public company has substantially increased our legal and financial compliance costs, which could harm our business, financial condition and results of operations.***

Compliance with publicly-traded company regulations adversely impacts our resources. As a publicly-traded company, we are subject to rules and regulations that increase our legal and financial compliance costs, make some activities more time-consuming and costly, and divert our management's attention away from the operation of our business. These rules and regulations may make it more difficult and more expensive for us to maintain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, we may experience more difficulty attracting and retaining qualified individuals to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur as a result of these requirements or the timing of these costs. Furthermore, our current management has limited experience in running a public company. The costs of being public and the diversion of management's time and attention may have a material adverse effect on our business, financial condition and results of operations.

***Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.***

We are required to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remedial actions or their impact on our operations. If we are not able to comply with the requirements of Section 404 our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting, we may be unable to report our financial results accurately or in a timely manner and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In fiscal 2010, we began implementing a new ERP system. Unforeseen problems with or any difficulties encountered integrating the new ERP system could result in internal control deficiencies.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

*Equipment Stores*

We currently operate 62 agricultural and construction equipment stores, including two outlet stores, in the following locations:

| North Dakota (15 stores) | |
|---|---|
| Bismarck | Lamoure |
| Casselton | Lidgerwood |
| Fargo | Lisbon |
| Grand Forks | Mandan |
| Jamestown | Wahpeton (2 stores) |
| Kintyre | West Fargo |
| Kulm | Wishek |

| Iowa (15 stores) | |
|---|---|
| Anthon | Des Moines |
| Avoca | Greenfield |
| Blairstown | Grundy Center |
| Cedar Rapids | Kingsley |
| Cherokee | Le Mars |
| Cherokee (outlet) | Sioux City |
| Clear Lake | Waverly |
| Davenport | |

| Minnesota (11 stores) | |
|---|---|
| Ada | Moorhead |
| Crookston | Moorhead (outlet) |
| Elbow Lake | Pipestone |
| Fergus Falls | Roseau |
| Graceville | Thief River Falls |
| Marshall | |

| South Dakota (10 stores) | |
|---|---|
| Aberdeen (2 stores) | Rapid City |
| Highmore | Redfield |
| Huron | Sioux Falls |
| Miller | Watertown |
| Pierre | |

| Montana (6 stores) | |
|---|---|
| Belgrade | Great Falls (rental) |
| Billings | Kalispell (rental) |
| Billings (Rental) | Missoula (rental) |

| Wyoming (3 stores) | |
|---|---|
| Casper (rental) | Gillette (rental) |
| Cheyenne | |

| Nebraska (2 stores) | |
|---|---|
| Lincoln | Omaha |

Our stores are generally located in rural areas on property zoned for commercial use. The stores typically range from 5,000 square feet with three acres of land to 40,000 square feet with 14 acres of land. We fully utilize the leased space for each of our stores and believe the respective square footage and related acreage is adequate to meet our current and anticipated needs.

*Store Lease Arrangements*

We lease real estate for 29 of our stores from entities affiliated with David Meyer, our Chairman and Chief Executive Officer, Tony Christianson, one of our directors and/or Peter Christianson, our President and Chief Financial Officer. Of these 29 stores, we lease 28 dealership sites from Dealer Sites, LLC, an entity affiliated by common ownership with Messrs. Meyer and Tony Christianson and one warehouse from C.I. Farm Power, Inc., an entity affiliated by common ownership with Mr. Peter Christianson. We lease 38 additional properties under operating lease agreements with unrelated parties. The leases for our dealership sites generally expire between 2010 and 2024, other than those leases which are currently automatically renewed on a year-to-year-basis until either we or the lessor terminate them. We do not intend to own significant amounts of real estate. Therefore, we anticipate that when we need real estate, including as part of acquiring dealerships, we will lease such real estate from third parties, which may include affiliates of our investors, directors or management. We intend for the terms of all of our leases to be commercially reasonable. We do not believe the terms of our leases with entities affiliated with Messrs. Meyer, Tony Christianson and Peter Christianson are any less favorable to us than could be obtained in an arm's length transaction with an unrelated party.

Our store lease agreements with entities affiliated with David Meyer, Peter Christianson, and/or Tony Christianson all contain substantially similar terms. The leases with Dealer Sites, LLC and C.I. Farm Power, Inc. provide for fixed lease periods ranging from three to ten years. All of the leases provide for fixed monthly rental payments and require us to pay the real estate taxes on the properties for the lease periods. The leases require that we maintain public liability and personal property insurance on each of the leased premises, and require us to indemnify the lessor in connection with any claims arising from the leased premises during our occupation of the property. The leases generally prohibit us from assigning the lease agreements or subletting the leased premises without the prior written consent of the lessor. The lease agreements with Dealer Sites, LLC provide that in the event Dealer Sites, LLC and Titan Machinery Inc. agree to sell the leased premises to a party other than us or our affiliates during the term of the lease, then we shall share in half of any surplus or deficit resulting to Dealer Sites, LLC from that sale.

Our store lease agreements with unrelated parties contain terms comparable to the agreements with entities affiliated with our directors and officers described above. The lease periods range from automatically renewable month-to-month terms to twenty years in length. A majority of the lease agreements either give us the option to renew or extend the lease for an additional period at the conclusion of the original lease term or automatically renew the lease term at the conclusion of the original lease period on a month-to-month or year-to-year basis. A majority of the leases provide for fixed monthly rental payments and require us to pay the real estate taxes on the properties for the lease periods. All of the leases require that we maintain public liability and personal property insurance on each of the leased premises, and a majority of the leases require us to indemnify the lessor in connection with any claims arising from the leased premises during our occupation of the property. Most of the leases prohibit us from assigning the lease agreements or subletting the leased premises without the prior written consent of the lessor. We have been granted a right of first refusal to purchase the Watertown and one of the Aberdeen properties during the applicable lease terms. The lease agreements for the West Fargo, Kingsley, Le Mars, Watertown and Redfield properties grant us the option to purchase the leased premises during or at the conclusion of the lease term. The Kingsley, Le Mars and Redfield lease agreements grant the lessor the right to require Dealer Sites, LLC to purchase the leased premises during or at the conclusion of the lease term.

As part of our due diligence review prior to a dealership acquisition, we evaluate the adequacy, suitability and condition of the related real estate. Our evaluation typically includes a Phase I environmental study of the real property to determine whether there are any environmental concerns. If any environmental concerns exist, we generally require that such concerns be addressed prior to acquisition of the dealership.

*Headquarters*

We currently lease and occupy approximately 12,700 square feet in Fargo, North Dakota for our headquarters. This lease expires on January 31, 2015, with an option to extend for two additional five-year terms. We also lease and occupy approximately 6,000 square feet in Fargo, North Dakota for additional space for our headquarters. We continually review our location needs, including the adequacy of our headquarters space, to ensure they are sufficient to support our operations. We believe there is ample opportunity for expansion in the Fargo area if necessary.

## ITEM 3. LEGAL PROCEEDINGS

We are, from time to time, subject to claims and suits arising in the ordinary course of business. Such claims have, in the past, generally been covered by insurance. Management believes the resolution of other legal matters will not have a material effect on our financial condition or results of operation, although no assurance can be given with respect to the ultimate outcome of any such actions. Furthermore, there can be no assurance that our insurance will be adequate to cover all liabilities that may arise out of claims brought against us. We are not currently a party to any material litigation.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

## EXECUTIVE OFFICERS OF THE REGISTRANT

The names, ages and positions of our executive officers are as follows:

| Name | Age | Position |
|---|---|---|
| David Meyer | 55 | Chairman and Chief Executive Officer |
| Peter Christianson | 52 | President, Chief Financial Officer and Director |
| Ted Christianson | 50 | Vice President, Finance and Treasurer |

**David Meyer** is our Chairman and Chief Executive Officer. Mr. Meyer was a founder of our company in 1980 and has been a director of our company since its creation. From 1976 to 1980, Mr. Meyer was a partner in a Case and New Holland dealership with locations in Lisbon and Wahpeton, North Dakota.

**Peter Christianson** has been our President and a director since January 2003 and our Chief Financial Officer since August 2007. Prior to joining us and since 1988, he was a partner and owner of C.I. Farm Power, Inc., the operator of two of the dealership locations acquired by Titan Machinery LLC in 2002. Peter Christianson and Ted Christianson are brothers.

**Ted Christianson** has been our Vice President, Finance and Treasurer since August 2007 and was previously our Chief Financial Officer from 2003 until August 2007. Mr. Christianson has spent over 15 years with startups and high growth companies in a variety of financial management roles, including as chief financial officer. Mr. Christianson was the full-time Managing Partner for Adam Smith Properties, a private real estate development company from 1997 to 2003. Mr. Christianson was formerly with US Bank (First Bank System).

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market Information

Our common stock began trading on December 6, 2007 on the Nasdaq Global Market under the symbol "TITN" in connection with our initial public offering. The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported by the Nasdaq Global Market.

| | High | Low |
|---|---|---|
| **Fiscal 2008** | | |
| Fourth Quarter (from December 6, 2007) | $18.50 | $ 9.48 |
| **Fiscal 2009** | | |
| First Quarter | $24.50 | $14.66 |
| Second Quarter | $34.49 | $17.59 |
| Third Quarter | $28.17 | $ 9.53 |
| Fourth Quarter | $16.20 | $ 7.75 |

As of April 1, 2009, there were approximately 57 record holders of our common stock, excluding holders whose stock is held either in nominee name and/or street name brokerage accounts.

### DIVIDENDS

We have not historically paid any dividends on our common stock and do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any. Currently, our credit facilities restrict our ability to pay cash dividends. Upon the consummation of our initial public offering on December 11, 2007, we paid accrued cash dividends in the aggregate amount of $441,028 in connection with the conversion of all of our outstanding preferred stock.

### UNREGISTERED SALES OF EQUITY SECURITIES

We did not have any unregistered sales of equity securities during the fourth quarter of fiscal 2009.

### SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

For information on our equity compensation plans, refer to Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

### REPURCHASES

We did not engage in any repurchases of our Common Stock during the fiscal year ended January 31, 2009.

## ITEM 6. SELECTED FINANCIAL DATA

The data given below as of and for each of the five years in the period ended January 31, 2009, has been derived from the Company's Audited Consolidated Financial Statements. In order to understand the effect of accounting policies and material uncertainties that could affect our presentation of financial information, such data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included under Item 8 to this Form 10-K and in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operation included under Item 7 to this Form 10-K.

| | Year Ended January 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (in thousands, except per share data) | | | | |
| **Statement of Operations Data:** | | | | | |
| Revenue | | | | | |
| Equipment | $540,307 | $338,382 | $220,958 | $175,549 | $119,850 |
| Parts | 94,984 | 58,743 | 42,619 | 31,099 | 25,058 |
| Service | 44,224 | 27,344 | 21,965 | 16,572 | 13,141 |
| Other | 10,922 | 8,502 | 7,056 | 5,250 | 4,134 |
| | 690,437 | 432,971 | 292,598 | 228,470 | 162,183 |
| Cost of revenue | | | | | |
| Equipment | $478,324 | $302,320 | $200,558 | $160,814 | $109,023 |
| Parts | 67,270 | 42,568 | 29,909 | 22,459 | 18,402 |
| Service | 16,729 | 10,118 | 8,183 | 6,404 | 5,236 |
| Other | 8,245 | 5,913 | 5,337 | 4,081 | 3,119 |
| | 570,568 | 360,919 | 243,987 | 193,758 | 135,780 |
| Gross Profit | 119,869 | 72,052 | 48,611 | 34,712 | 26,403 |
| Operating expenses | 86,940 | 53,190 | 37,399 | 26,978 | 22,596 |
| Income from operations | 32,929 | 18,862 | 11,212 | 7,734 | 3,807 |
| Other income (expense) | | | | | |
| Interest and other income | 1,545 | 577 | 349 | 87 | 144 |
| Interest expense | (3,969) | (6,292) | (5,473) | (3,368) | (1,693) |
| Debt retirement costs | — | (3,824) | — | — | — |
| Income before income taxes | 30,505 | 9,323 | 6,088 | 4,453 | 2,258 |
| Provision for income taxes | (12,430) | (4,110) | (2,450) | (1,721) | (911) |
| Income from continuing operations | 18,075 | 5,213 | 3,638 | 2,732 | 1,347 |
| Discontinued operations | — | — | — | — | (75) |
| Net income | $ 18,075 | $ 5,213 | $ 3,638 | $ 2,732 | $ 1,272 |
| Adjustment to income: | | | | | |
| Amortization of syndication fees—preferred stock | — | (51) | (21) | (21) | (19) |
| Unpaid accumulated preferred dividends | — | (88) | (102) | (102) | (90) |
| Income available to common stockholders | $ 18,075 | $ 5,074 | $ 3,515 | $ 2,609 | $ 1,163 |
| Earnings per share | | | | | |
| Basic | $ 1.11 | $ 0.90 | $ 0.81 | $ 0.60 | $ 0.27 |
| Diluted | $ 1.08 | $ 0.67 | $ 0.57 | $ 0.47 | $ 0.24 |
| Weighted average shares outstanding | | | | | |
| Basic | 16,291 | 5,607 | 4,345 | 4,341 | 4,341 |
| Diluted | 16,779 | 8,246 | 6,907 | 6,317 | 6,106 |

| | January 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (in thousands, except per share data) | | | | |
| **Balance Sheet Data:** | | | | | |
| Cash | $ 41,047 | $ 42,802 | $ 7,572 | $ 8,671 | $ 1,108 |
| U.S. treasury bills | 44,994 | — | — | — | — |
| Receivables | 19,626 | 22,061 | 10,921 | 5,794 | 4,969 |
| Inventories | 241,094 | 145,767 | 106,254 | 81,631 | 66,569 |
| Prepaid expense | 533 | 215 | 186 | 33 | 45 |
| Income tax receivable | 1,433 | 1,074 | — | — | — |
| Deferred income taxes | 1,426 | 1,027 | 462 | 423 | 321 |
| Goodwill and intangibles, net | 12,830 | 8,608 | 3,905 | 1,587 | 1,227 |
| Property and equipment | 45,269 | 16,023 | 8,175 | 5,327 | 3,559 |
| Other assets | 1,996 | 1,792 | 1,397 | 1,617 | 1,308 |
| Total Assets | $410,248 | $239,369 | $138,872 | $105,083 | $79,106 |
| Accounts payable | $ 18,652 | $ 9,244 | $ 4,228 | $ 5,488 | $ 3,227 |
| Line of credit | — | — | — | — | 2,644 |
| Floorplan notes payable(1) | 166,481 | 105,848 | 84,699 | 61,908 | 51,617 |
| Current maturities of long-term debt | 7,623 | 5,654 | 2,824 | 1,532 | 1,113 |
| Customer deposits | 15,158 | 19,310 | 4,608 | 4,015 | 2,135 |
| Accrued expenses | 8,308 | 6,137 | 2,287 | 1,942 | 1,023 |
| Income taxes payable | — | — | 378 | 350 | 691 |
| Total current liabilities | 216,222 | 146,193 | 99,024 | 75,235 | 62,450 |
| Long-term liabilities | 20,259 | 15,759 | 8,043 | 4,405 | 4,948 |
| Subordinated debentures | — | 1,300 | 16,747 | 14,194 | 3,492 |
| Redeemable securities | — | — | 1,680 | 1,556 | 1,433 |
| Total stockholders' equity | 173,767 | 76,117 | 13,378 | 9,693 | 6,783 |
| | $410,248 | $239,369 | $138,872 | $105,083 | $79,106 |

(1) Approximately 43% of floorplan notes payable were interest bearing at January 31, 2009.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing under Item 8. Some of the information contained in this discussion and analysis or set forth elsewhere in this annual report, including information with respect to our plans and strategy for our business and expected financial results, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" under Item 1A for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.*

### BUSINESS DESCRIPTION

We own and operate what we believe is one of the largest networks of full service agricultural and construction equipment stores in North America. Based upon information provided to us by CNH Global N.V. or its U.S. subsidiary CNH America LLC, collectively referred to in this annual report as CNH, we are the world's largest retail dealer of Case IH Agriculture equipment and a major retail dealer of New Holland Agriculture, Case Construction and New Holland Construction equipment in the U.S.

The agricultural equipment we sell and service includes machinery and attachments for uses ranging from large-scale farming to home and garden use. The construction equipment we sell and service includes heavy construction and light industrial machinery for commercial and residential construction, road and highway construction and mining applications. We offer our customers a one-stop solution for their equipment needs through:

- new and used equipment sales;
- parts sales;
- repair and maintenance services; and
- equipment rental and other activities.

The new equipment and parts we sell are supplied primarily by CNH. According to public reports filed by CNH, CNH is a leading manufacturer and supplier of agricultural and construction equipment based on the number of units sold, primarily through the Case IH Agriculture, New Holland Agriculture, Case Construction and New Holland Construction brands. Sales of new CNH products accounted for approximately 79.8% of our new equipment revenue in fiscal 2009, with no other supplier accounting for more than 3.4%. We acquire used equipment for resale through trade-ins from our customers and selective purchases. We sell parts and provide in-store and on-site repair and maintenance services. We rent equipment and provide other ancillary services such as equipment transportation, GPS signal subscriptions and finance and insurance products.

Throughout our 29-year operating history we have built an extensive, geographically contiguous network of 62 stores, including two outlet stores, located in North Dakota, South Dakota, Minnesota, Iowa, Nebraska, Montana and Wyoming. We have a successful history of growth through acquisitions, including 23 acquisitions consisting of 55 stores operating in seven states since January 1, 2003. We have a well-established track record of successfully integrating acquired stores, retaining acquired-store employees and maintaining acquired-store customer relationships. We expect that acquisitions will continue to be an important component of our growth.

**Certain External Factors Affecting our Business**

We are subject to a number of factors that affect our business as discussed in the sections entitled "Risk Factors" and "Information Regarding Forward- Looking Statements." Certain of the external factors include, but are not limited to, the following:

*Industry Factors*

Our business is primarily driven by the demand for agricultural equipment for use in the production of food, fiber, feed grain and renewable energy; home and garden applications; and the maintenance of commercial, residential and government properties. Based on USDA data, we believe farmers have recently experienced historically strong economic fundamentals, driven by growing global demand for agricultural commodities in part due to growth in renewable energy and the economies of developing countries. This strong farm economy contributed significantly to our results of operations in fiscal 2008 and 2009. We believe our operating model, as discussed in "Business—Titan Operating Model," enables us to maximize opportunities and implement our conservative expenditure philosophy that emphasizes scalable costs. Further, our large and diverse customer base and seven-state geographic footprint limits our exposure to negative events that may occur in a particular area or crop. Additionally, we believe that the acquisition opportunities will continue to be strong.

Additionally, our business is impacted by the demand for construction equipment for use in private and government commercial, residential and infrastructure construction; demolition; maintenance; mining and forestry operations. CNH and industry reports show that demand for construction equipment in our markets is driven by several factors, one of which is public infrastructure spending, including roads and highways, sewer and water. On February 17, 2009, Congress enacted the American Recovery and Reinvestment Act of 2009 (the "ARRA"), a bill intended to stimulate economic growth and create jobs in part through additional government spending on public infrastructure. Any growth in federal allocations to public infrastructure spending over the next few years should positively impact our future results of operations, though it is difficult to assess the short-term impacts of the ARRA, which could impact our customers and the industries in which we operate in unforeseen ways. An offsetting factor may be the recent declines in residential and commercial real estate development to the extent such declines continue and the tightening of the credit markets that finance these real estate and infrastructure developments. To address the uncertainty of the construction industry, we expect to continue our focus on agricultural industries and acquisition opportunities to establish additional locations in the markets where we believe the local construction industry will maintain its current level or grow.

*Seasonality*

Our quarterly operating results are subject to fluctuation due to varying weather patterns, which may impact the timing and amount of equipment, parts and service purchases by our customers. A significant increase in the severity of weather cycles could increase the volatility of our results of operations and impact our financial condition. If we acquire businesses in geographic areas other than where we currently have operations, we may be affected more by the above-mentioned or other seasonal and equipment buying trends.

*Economic Cyclicality*

Sales of equipment, particularly new units, historically have fluctuated with general economic cycles. During economic downturns, equipment retailers tend to experience similar periods of decline and recession as the general economy. The impact of an economic downturn on retailers is generally less than the impact on manufacturers due to the sale of parts and service by retailers to maintain customer equipment. As noted above, the agricultural industries recently experienced an historically positive economic cycle from which we benefited, but we expect the cycle to return to more typical levels in fiscal 2010.

*Credit Market Changes*

Changes in credit markets can affect our customers' ability and willingness to make capital expenditures, including purchasing our equipment. Creditors have recently tightened their lending standards due to the collapse of the sub-prime mortgage market. These tightened lending standards may have a negative impact on our business if our customers are unable to obtain financing for equipment purchases. However, if interest rates continue to decrease, our business may be positively affected by customers who find financing purchases of our equipment more attractive due to lower borrowing costs. Our business is also particularly dependent on our access to credit markets to finance acquisitions and manage inventory. Tightened lending standards may make it more difficult for us to obtain financing on commercially reasonable terms. We cannot predict what future changes will occur in credit markets or how these changes will impact our business.

*Inflation*

Inflation has not had a material impact upon operating results and we do not expect it to have such an impact in the future. To date, in those instances in which we have experienced cost increases, we have been able to increase selling prices to offset such increases. There can be no assurance, however, that our business will not be affected by inflation or that we can continue to increase our selling prices to offset increased costs and remain competitive.

**Acquisitions**

We have a successful history of growth through acquisitions. Since January 1, 2003, we have completed 23 acquisitions consisting of 55 stores operating in seven states. These acquisitions have been the most significant factor affecting our results of operations and liquidity over the last several years, as noted in the period-to-period comparisons below. We expect that acquisitions will continue to be an important component of our growth. Acquisitions are typically financed with floorplan debt, long-term debt and cash from operations. Although we cannot quantify the impact of any such potential acquisitions, we believe the nature of their impact on our financial statements to be similar to that experienced with our prior acquisitions as noted in our discussions of period comparisons.

The following is a summary of acquisitions completed during the identified periods.

*Fiscal 2009*

- On December 31, 2008, we acquired certain assets of WP Rentals LLC and all of the outstanding stock of Western Plains Machinery Co., resulting in the addition of three rental stores located in Billings and Belgrade, Montana and Cheyenne, Wyoming, and six construction equipment stores located in Billings, Great Falls, Missoula, and Kalispell, Montana and Casper and Gillette, Wyoming. We subsequently merged Western Plains Machinery Co. into our company.
- On December 22, 2008, we acquired all of the outstanding stock of Anderson Power and Equipment, Inc., resulting in the addition of one store in Thief River Falls, Minnesota. We subsequently merged Anderson Power and Equipment, Inc. into our company.
- On October 1 2008, we acquired certain assets of Pioneer Garage, Inc., resulting in the addition of three stores located in Pierre, Highmore, and Miller, South Dakota.
- On September 12, 2008, we acquired certain assets of Wolf's Farm Equipment Inc., resulting in the addition of one store in Kintyre, North Dakota.

- On May 28, 2008, we acquired certain assets of Mid-Land Equipment Company, resulting in the addition of six stores located in Des Moines, Davenport, Clear Lake and Cedar Rapids, Iowa and Omaha and Lincoln, Nebraska.
- On May 1, 2008, we acquired all of the outstanding stock of Quad County Implement, Inc., resulting in the addition of one store in Blairstown, Iowa. We subsequently merged Quad County Implement, Inc. into our company.
- On February 1, 2008, we acquired certain assets of Ceres Equipment Inc., resulting in the addition of one store in Roseau, Minnesota.

*Fiscal 2008*

- On January 2, 2008, we acquired all of the outstanding stock of Avoca Operations, Inc. and Greenfield Operations, Inc., resulting in the addition of one store in Avoca, Iowa and one store in Greenfield, Iowa. We subsequently merged Avoca Operations, Inc. and Greenfield Operations, Inc. into our company.
- On December 1, 2007, we acquired all of the outstanding stock of Reiten & Young International, Inc., resulting in the addition of one store in Grand Forks, North Dakota. We subsequently merged Reiten & Young International, Inc. into our company.
- On November 13, 2007, we acquired certain assets of Twin City Implement, Inc., resulting in the addition of one store in Mandan, North Dakota.
- On August 1, 2007, we acquired all of the outstanding stock of Red Power International, Inc., resulting in the addition of two stores located in Ada and Crookston, Minnesota. We subsequently merged Red Power into our company.
- On April 13, 2007, we acquired certain assets of Aberdeen Equipment Co., Huron Equipment Co. and Redfield Equipment Co., three related dealerships, resulting in the addition of three stores located in Aberdeen, Huron and Redfield, South Dakota.
- On February 3, 2007, we acquired certain assets of Richland County Implement, Inc., resulting in the addition of one store located in Wahpeton, North Dakota.

*Fiscal 2007*

- On June 15, 2006, we acquired certain assets of Piorier Equipment Company, Inc. and RAJ Equipment, its related entity, resulting in the addition of four stores located in Sioux City, Iowa, Marshall, Minnesota and Rapid City and Sioux Falls, South Dakota.
- On March 31, 2006, we acquired all of the outstanding stock of Farm Power, Inc. of Minnesota and its wholly-owned subsidiary, Fergus International, Inc., resulting in the addition of two stores located in Elbow Lake and Fergus Falls, Minnesota. In addition, as of the same date, we purchased the inventory of FPI Leasing, an entity related to Farm Power through common ownership. We subsequently merged Farm Power into our company.

**Critical Accounting Policies and Estimates**

During the preparation of our financial statements, we are required to make estimates, assumptions and judgments that affect reported amounts. These estimates, assumptions and judgments include those related to bad debts and credit sales, inventories, goodwill and intangibles, income taxes and legal proceedings, revenue recognition, allowance for doubtful accounts, inventory reserves, incentive plan accruals, deferred taxes, stock-based compensation, and accounting for business combinations. We update these estimates, assumptions and judgments as appropriate, which in most cases is at least quarterly. We use our technical accounting knowledge, cumulative business experience, judgment and other factors in the selection and application of our accounting policies. While we believe our estimates, assumptions and judgments we use in preparing our financial statements are appropriate, they are subject to factors and uncertainties regarding their outcome and therefore, actual results may materially differ from these estimates. We believe the following are our primary critical accounting policies and estimates.

*Revenue Recognition*

Revenue on equipment and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time the related services are provided. In addition to outright sales of new and used equipment, certain rental agreements may include rent-to-purchase options. Under these agreements, customers are given a period of time to exercise an option to purchase the related equipment, with a portion of the rental payments being applied to the purchase price. This equipment is included in inventory until the purchase option is exercised. Rental revenue is recognized during the rental period, with equipment sales revenue being recognized upon the exercise of the purchase option.

*Inventories*

New and used machinery are stated at the lower of cost (specific identification method) or market with adjustments for decreases in market value on inventory rented but available for sale being a percentage (80%) of the rental income received on such inventory. Equipment held specifically for lease is reported as inventory held for rental. Parts inventory is valued at the lower of average cost or market, and an estimate of parts inventory not expected to be sold in the next operating cycle has been reported separately. Typically, there are no freight-in charges, except in cases of special orders where such freight-in charges are included in the cost of inventory. Work in process is valued at the billable rates of labor incurred and parts inventories used on service work in process at year end.

*Intangible Assets and Goodwill*

Goodwill is reviewed for possible impairment at least annually, or more frequently upon the occurrence of events or circumstances that may affect its fair value. As of January 31, 2009, the carrying value of goodwill was not considered impaired. Intangible assets include covenants not-to-compete that are being amortized using the straight-line method over the lives of the related agreements, which range from five to ten years.

*Income Taxes*

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, stock-based compensation, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Our policy is to recognize interest expense and penalties related to income tax matters within our provision for income taxes. We perform a comprehensive review of our portfolio of uncertain tax positions in accordance with the requirements and recognition standards established by Financial Interpretations No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (Issued 6/06)* ("FIN 48"). Pursuant to FIN 48, an uncertain tax position represents our expected treatment of a tax position taken, or expected to be taken, in a tax return, that has not been reflected in measuring income tax expense for financial reporting purposes.

*Stock-based Compensation*

We accounted for stock-based compensation in accordance with the provisions of the Financial Accounting Standards Board (FASB) Statement No. 123 (Revised), *Share-Based Payments*. This standard requires that stock-based compensation, which includes stock options and restricted stock, be accounted for at the fair value of the applicable equity instrument.

*Business Combinations*

We account for business combinations in accordance with the provisions of FASB Statement No. 141, *Business Combinations*. This accounting standard allows the acquirer up to one year to finalize the purchase price allocation. During this one-year period our accounting for the business combination transaction may be based on estimates due to various unknown factors present at the date of acquisition.

**Key Financial Metrics**

In addition to tracking our sales and expenses to evaluate our operational performance, we also monitor certain key financial metrics, including absorption and same-store sales.

*Absorption*

Absorption is an industry term that refers to the percentage of an equipment dealer's fixed operating expense covered by the gross margin of its combined parts and service businesses. Absorption in a given period is calculated by dividing our gross profit from parts and service sales in the period by the difference between (i) our operating expenses (including interest on floorplan notes) and (ii) our variable expense of sales commissions on equipment sales and incentive compensation in the same period. We believe that absorption is an important management metric because during economic down cycles our customers tend to postpone new and used equipment purchases while continuing to run, maintain and repair their existing equipment. Thus, operating at a high absorption rate enables us to operate profitably throughout economic down cycles. We measure and track absorption on a company-wide basis as well as on a per store basis. For fiscal 2009, our company-wide absorption rate was 75.7%; for fiscal 2008, our company-wide absorption rate was 72.6%; and for fiscal 2007, our company-wide absorption rate was 75.9%.

*Same-Store Sales*

Same-store sales for any period represent sales by stores that were part of our company for the entire comparable period in the preceding fiscal year. We do not distinguish relocated or newly-expanded stores in this same-store analysis. Closed stores are excluded from the same-store analysis. We believe that tracking this metric is important to evaluating the success of the Titan Operating Model on a comparable basis.

**Key Financial Statement Components**

*Revenue*

*Equipment.* We derive equipment revenue from the sale of new and used agricultural and construction equipment.

*Parts.* We derive parts revenue from the sale of parts for equipment that we sell, as well as for other equipment makes. Our parts sales provide us with a relatively stable revenue stream that is less sensitive to the economic cycles that affect our equipment sales.

*Services.* We derive services revenue from maintenance and repair services to our customers' equipment. Our repair and maintenance services provide a high-margin, relatively stable source of revenue through changing economic cycles.

*Other.* We derive other revenue from equipment rentals and ancillary equipment support activities such as equipment transportation, GPS signal subscriptions and reselling finance and insurance products.

*Cost of Revenue*

*Equipment.* Cost of equipment revenue is the lower of the acquired cost or the market value of the specific piece of equipment sold.

*Parts.* Cost of parts revenue is the lower of the acquired cost or the market value of the parts sold, based on average costing.

*Service.* Cost of service revenue represents costs attributable to services provided for the maintenance and repair of customer-owned equipment and equipment then on-rent by customers.

*Other.* Costs of other revenue represent costs associated with equipment rental, providing transportation, hauling, parts freight, GPS subscriptions and damage waivers, including, among other items, drivers' wages, fuel costs, shipping costs and our costs related to damage waiver policies.

*Operating Expenses*

Our operating expenses include sales and marketing expenses, sales commissions (which generally are based upon equipment gross profit margins), payroll and related benefit costs, insurance expenses, professional fees, property and other taxes, administrative overhead, and depreciation associated with property and equipment (other than rental equipment).

*Floorplan Interest*

The cost of financing inventory is an important factor affecting our results of operations. Floorplan financing from CNH Capital represents the primary source of financing for equipment inventories, particularly for equipment supplied by CNH. CNH regularly offers interest-free periods as well as additional incentives and special offers. As of January 31, 2009, approximately 57% of our floorplan notes payable was non-interest bearing.

*Other Interest Expense*

Interest expense represents the interest on our outstanding debt instruments, other than floorplan financing facilities.

**Results of Operations**

Comparative financial data for each of our four sources of revenue for fiscal 2009, 2008, and 2007 are expressed below. The results of these periods include the operating results of the acquisitions made during these periods. The period-to-period comparisons included below are not necessarily indicative of future results.

| | Year ended January 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (dollars in thousands) | | |
| Equipment | | | |
| Revenue | $540,307 | $338,382 | $220,958 |
| Cost of revenue | 478,324 | 302,320 | 200,558 |
| Gross profit | $ 61,983 | $ 36,062 | $ 20,400 |
| Parts | | | |
| Revenue | $ 94,984 | $ 58,743 | $ 42,619 |
| Cost of revenue | 67,270 | 42,568 | 29,909 |
| Gross profit | $ 27,714 | $ 16,175 | $ 12,710 |
| Service | | | |
| Revenue | $ 44,224 | $ 27,344 | $ 21,965 |
| Cost of revenue | 16,729 | 10,118 | 8,183 |
| Gross profit | $ 27,495 | $ 17,226 | $ 13,782 |
| Other, including trucking and rental | | | |
| Revenue | $ 10,922 | $ 8,502 | $ 7,056 |
| Cost of revenue | 8,245 | 5,913 | 5,337 |
| Gross profit | $ 2,677 | $ 2,589 | $ 1,719 |

The following table sets forth our statements of operations data expressed as a percentage of revenue for the periods indicated.

| | Year ended January 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Revenue | | | |
| Equipment | 78.2% | 78.1% | 75.5% |
| Parts | 13.8% | 13.6% | 14.6% |
| Service | 6.4% | 6.3% | 7.5% |
| Other, including trucking and rental | 1.6% | 2.0% | 2.4% |
| Total revenue | 100.0% | 100.0% | 100.0% |
| Cost of revenue | | | |
| Equipment | 69.3% | 69.8% | 68.6% |
| Parts | 9.7% | 9.8% | 10.2% |
| Service | 2.4% | 2.4% | 2.8% |
| Other, including trucking and rental | 1.2% | 1.4% | 1.8% |
| Total cost of revenue | 82.6% | 83.4% | 83.4% |
| Gross profit | 17.4% | 16.6% | 16.6% |
| Operating expenses | 12.6% | 12.3% | 12.8% |
| Income from operations | 4.8% | 4.3% | 3.8% |

*Fiscal Year Ended January 31, 2009 Compared to Fiscal Year Ended January 31, 2008*

*Revenue*

| | Fiscal year ended January 31, 2009 | Fiscal year ended January 31, 2008 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Total Revenue | $690,437 | $432,971 | $257,466 | 59.5% |
| Equipment | $540,307 | $338,382 | $201,925 | 59.7% |
| Parts | $ 94,984 | $ 58,743 | $ 36,241 | 61.7% |
| Service | $ 44,224 | $ 27,344 | $ 16,880 | 61.7% |
| Other, including trucking and rental | $ 10,922 | $ 8,502 | $ 2,420 | 28.5% |

The increase in revenue was primarily due to acquisitions contributing to fiscal 2009 revenue and same-store sales growth. The acquired stores contributed $176.7 million in additional total revenue, or 68.6% of the increase, while the same-store sales growth contributed $80.8 million, or 31.4% of the increase. Same-store sales increased 21.5% over the prior year, which is indicative of the strong market for the products we sell. The calculation of same-store sales includes fiscal 2008 sales of $22.4 million from a special manufacturer leasing program. We did not conduct the same program in fiscal 2009 but do enter into various other manufacturer programs from time to time.

We believe that fiscal 2009 results significantly benefited from a particularly strong agricultural market and believe that the same-store growth rates achieved in fiscal 2009 are not indicative of future same-store sale growth rates.

*Cost of Revenue*

| | Fiscal year ended January 31, 2009 | Fiscal year ended January 31, 2008 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Total cost of revenue | $570,568 | $360,919 | $209,649 | 58.1% |
| Equipment | $478,324 | $302,320 | $176,004 | 58.2% |
| Parts | $ 67,270 | $ 42,568 | $ 24,702 | 58.0% |
| Service | $ 16,729 | $ 10,118 | $ 6,611 | 65.3% |
| Other, including trucking and rental | $ 8,245 | $ 5,913 | $ 2,332 | 39.4% |

The increase in cost of revenue was primarily due to increased revenue. Acquisitions contributed $146.0 million in total cost of revenue, or 69.7% of the increase, while same-store sales growth contributed $63.6 million, or 30.3% of the increase. The calculation of same-store sales includes fiscal 2008 cost of revenue of $20.2 million from a special manufacturer leasing program. As a percentage of revenue, cost of revenue was 82.6% for fiscal 2009 compared to 83.4% for fiscal 2008.

*Gross Profit*

| | Fiscal year ended January 31, 2009 | Fiscal year ended January 31, 2008 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Total Gross Profit | $119,869 | $72,052 | $47,817 | 66.4% |
| Equipment | $ 61,983 | $36,062 | $25,921 | 71.9% |
| Parts | $ 27,714 | $16,175 | $11,539 | 71.3% |
| Service | $ 27,495 | $17,226 | $10,269 | 59.6% |
| Other, including trucking and rental | $ 2,677 | $ 2,589 | $ 88 | 3.4% |

The increase in gross profit was primarily due to increased revenue. Acquisitions contributed $30.6 million in total gross profit, or 64.0% of the increase, while same-store sale gross profits provided the remaining $17.2 million, or 36.0% of the gross profit improvement. The calculation of same-store sales includes fiscal 2008 gross profit of $2.2 million from a special manufacturer leasing program. Gross profit margins were 17.4% for fiscal 2009 compared to 16.6% for fiscal 2008. The strong market for our products in fiscal year 2009, particularly equipment, has resulted in improved margins compared to the prior year. We recorded a similar manufacturer market share incentive bonus in the fourth quarters of fiscal 2009 and 2008 by achieving annual market share targets established by CNH for product lines within the regions in which we market our products. These incentives enhanced fourth quarter gross profits for both years.

*Operating Expenses*

| | Fiscal year ended January 31, 2009 | Fiscal year ended January 31, 2008 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Operating Expenses | $86,940 | $53,190 | $33,750 | 63.5% |

The increase in operating expenses is primarily due to the additional costs associated with acquisitions such as compensation, rent, depreciation, travel and training. Other costs contributing to higher operating expenses were increased sales commission expenses (resulting from increased gross profits), stock option expense and additional costs associated with being a public company, such as increased legal and accounting costs related to regulatory compliance, particularly Sarbanes-Oxley compliance. As a percentage of total revenue, operating expenses increased slightly from 12.3% in fiscal 2008 to 12.6% in fiscal 2009.

*Other Income (Expense)*

| | Fiscal year ended January 31, 2009 | Fiscal year ended January 31, 2008 | Increase/ (Decrease) | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Interest and other income | $ 1,545 | $ 577 | $ 968 | 167.8% |
| Floorplan interest expense | $(3,240) | $(3,813) | $ (573) | (15.0)% |
| Interest expense | $ (729) | $(2,480) | $(1,751) | (70.6)% |
| Debt retirement costs | $ — | $(3,824) | $(3,824) | (100.0)% |

Interest and other income increased $1.0 million due to the higher level of cash, cash equivalents and U.S. treasury bills in fiscal 2009 compared to fiscal 2008. The decrease in floorplan interest expense of $0.6 million was due to lower borrowing rates in fiscal 2009 compared to fiscal 2008. The decrease in interest expense of $1.8 million was primarily due to lower debt levels for the first eleven months of fiscal 2009, resulting from the retirement of all subordinated debentures as well as the early extinguishment of a portion of our long-term debt.

In conjunction with our December 2007 initial public offering, we exchanged or converted all $6.4 million in aggregate principal amount of our outstanding convertible subordinated debentures for 2,308,648 shares of our common stock and retired $9.4 million in subordinated debentures. As a result of these transactions, we recognized debt retirement costs of $3.8 million in the fourth quarter of fiscal 2008. There were no such transactions in fiscal 2009.

*Provision for Income Taxes*

| | Fiscal year ended January 31, 2009 | Fiscal year ended January 31, 2008 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Provision for income taxes | $12,430 | $4,110 | $8,320 | 202.4% |

The effective tax rate as a percentage of income before taxes decreased from 44.1% in fiscal 2008 to 40.7% in fiscal 2009. The decrease resulted from an unrecognized tax benefit of $420,000 in the fourth quarter of fiscal 2008. We did not record any such uncertain tax positions in fiscal 2009. If we recognize this tax benefit in the future, our effective tax rate will be favorably impacted.

*Fiscal Year Ended January 31, 2008 Compared to Fiscal Year Ended January 31, 2007*

*Revenue*

| | Fiscal year ended January 31, 2008 | Fiscal year ended January 31, 2007 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Total Revenue | $432,971 | $292,598 | $140,373 | 48.0 |
| Equipment | $338,382 | $220,958 | $117,424 | 53.1 |
| Parts | $ 58,743 | $ 42,619 | $ 16,124 | 37.8 |
| Service | $ 27,344 | $ 21,965 | $ 5,379 | 24.5 |
| Other, including trucking and rental | $ 8,502 | $ 7,056 | $ 1,446 | 20.5 |

The increase in revenue was primarily due to the following three items: acquisitions, same-store sales growth and a special manufacturer leasing program. The acquired stores contributed $74.6 million in additional total revenue, or 53.1% of the increase, while the leasing program transactions totaled $22.4 million, or 16.0%. Manufacturer leasing programs are offered from time to time but the frequency and terms of these programs cannot be predicted. The remaining increase of $43.4 million is attributable to same-store sales growth of 16.8%, which is reflective of the strong market for the products we sell, particularly in the area of equipment sales. We believe equipment sales were strong in fiscal 2008 due to the growth in global demand for agricultural commodities and the positive impact this commodity demand had on farm income.

*Cost of Revenue*

| | Fiscal year ended January 31, 2008 | Fiscal year ended January 31, 2007 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Total cost of revenue | $360,919 | $243,987 | $116,932 | 47.9% |
| Equipment | $302,320 | $200,558 | $101,762 | 50.7% |
| Parts | $ 42,568 | $ 29,909 | $ 12,659 | 42.3% |
| Service | $ 10,118 | $ 8,183 | $ 1,935 | 23.6% |
| Other, including trucking and rental | $ 5,913 | $ 5,337 | $ 576 | 10.8% |

The increase in cost of revenue of $116.9 million was due to revenue increases attributable primarily to acquisitions, same-store sales growth and the special leasing program noted above. Acquisitions contributed $62.2 million to the cost of revenue, while the leasing program added another $20.2 million, which is 53.2% and 17.3%, respectively, of the total increase in cost of revenue from the prior fiscal year. The remainder of the increase in cost of revenue is reflective of the increase in same-store sales. As a percentage of revenue, cost of revenue was 83.4% in fiscal 2008, matching the prior fiscal year's results.

*Gross Profit*

| | Fiscal year ended January 31, 2008 | Fiscal year ended January 31, 2007 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Total Gross Profit | $72,052 | $48,611 | $23,441 | 48.2% |
| Equipment | $36,062 | $20,400 | $15,662 | 76.8% |
| Parts | $16,175 | $12,710 | $ 3,465 | 27.3% |
| Service | $17,226 | $13,782 | $ 3,444 | 25.0% |
| Other, including trucking and rental | $ 2,589 | $ 1,719 | $ 870 | 50.6% |

Of the $23.4 million increase in gross profit in fiscal 2008, acquisitions contributed $12.4 million, which is 53.0% of the total increase in gross profit, while the special leasing program added another $2.2 million. Same-store gross profits provided the remainder of the gross profit improvement, primarily due to the increase in same-store sales. Total gross profit margins remained even at 16.6% for both fiscal 2008 and 2007. Normally, a higher percentage of equipment sales would cause total gross margins to decline, but equipment margins were high in fiscal 2008 relative to historical levels reflecting a significant increase in demand and partially enhanced by a manufacturer market share incentive bonus program. We recorded this incentive bonus in the fourth quarter of fiscal 2008 by achieving annual market share targets established by CNH for product lines within the regions in which we market the products we sell.

*Operating Expenses*

| | Fiscal year ended January 31, 2008 | Fiscal year ended January 31, 2007 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Operating Expenses | $53,190 | $37,399 | $15,791 | 42.2% |

The increase in operating expenses is primarily due to the additional costs associated with acquisitions. As a percentage of total revenue, operating expenses decreased to 12.3% in fiscal 2008 from 12.8% in fiscal 2007. This decrease was primarily driven by the strong sales in fiscal 2008 resulting in improved fixed operating expense utilization as a percentage of sales.

*Other Income (Expense)*

| | Fiscal year ended January 31, 2008 | Fiscal year ended January 31, 2007 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Interest and other income | $ 577 | $ 349 | $ 228 | 65.3% |
| Floorplan interest expense | $(3,813) | $(3,294) | $ 519 | 15.8% |
| Interest expense | $(2,480) | $(2,179) | $ 301 | 13.8% |
| Debt retirement costs | $(3,824) | $ — | $3,824 | N/A% |

Floorplan interest expense increased $0.5 million due to higher levels of floorplan debt in fiscal 2008 compared to fiscal 2007. The higher floorplan debt is driven by increased equipment inventory levels resulting from acquisitions. The $300,000 increase in interest expense was due to additional long-term debt incurred primarily in connection with acquisitions.

In conjunction with our December 2007 initial public offering, we exchanged or converted all $6.4 million in aggregate principal amount of our outstanding convertible subordinated debentures for 2,308,648 shares of our common stock and retired $9.4 million in subordinated debentures. As a result of these transactions, we recognized debt retirement costs of $3.8 million in the fourth quarter of fiscal 2008.

*Provision for Income Taxes*

| | Fiscal year ended January 31, 2008 | Fiscal year ended January 31, 2007 | Increase | Percent Change |
|---|---|---|---|---|
| | (dollars in thousands) | | | |
| Provision for income taxes | $4,110 | $2,450 | $1,660 | 67.8% |

The effective tax rate as a percentage of income before taxes increased to 44.1% in fiscal 2008 from 40.2% in fiscal 2007. The increase resulted from an unrecognized tax benefit of $420,000 in the fourth quarter of fiscal 2008. If we recognize this tax benefit in the future, our effective tax rate will be favorably impacted.

**Liquidity and Capital Resources**

*Cash Flow From Operating Activities*

During fiscal 2009, cash flow provided by operating activities was $4.2 million. Our cash flows from operations were primarily the result of our reported net income of $18.1 million, non-cash adjustments to net income for depreciation of $4.4 million, a decrease in receivables of $7.3 million, and an increase in accounts payable of $5.4 million. These operating cash inflows were principally offset by an increase in inventories of $34.8 million. The increase in inventories is primarily the result of our growth through acquisitions and purchasing that met our increased sales activity during fiscal 2009.

During fiscal 2008, our operating activities provided net cash flow of $12.5 million. Our cash flows from operations were primarily the result of our reported net income of $5.2 million, non-cash adjustments to net income for depreciation of $2.4 million and for debt retirement costs of $2.4 million, an increase in customer deposits of $14.7 million and an increase in accrued expenses of $3.5 million. These operating cash inflows were principally offset by an increase in receivables of $8.5 million, an increase in inventories of $3.2 million and a decrease in floorplan payables of $4.4 million.

During fiscal 2007, our operating activities provided net cash flow of $6.5 million. Our cash flows from operations were primarily the result of our reported net income of $3.6 million, a receivables increase of $5.1 million and an inventory increase of $286,000, which were offset by an increase in floorplan notes payable (unrelated to acquisitions) of $2.9 million, floorplan notes payable (related to acquisitions) of $4.9 million and an increase in customer deposits of $594,000.

*Cash Flow From Investing Activities*

During fiscal 2009, cash used for investing activities was $87.3 million. Our cash used for investing activities primarily consisted of net purchases of U.S. treasury bills of $45.0 million following our follow-on common stock offering, purchases of equipment dealerships (net of cash purchased) of $35.5 million and property and equipment purchases of $7.2 million.

During fiscal 2008, cash used for investing activities was $16.3 million. Our cash used for investing activities primarily consisted of purchases of equipment dealerships (net of cash purchased) of $10.1 million and property and equipment purchases of $6.3 million. Our property and equipment purchases in fiscal 2008 were higher than the prior fiscal year primarily due to the purchase of a designated rental fleet of $2.8 million.

During fiscal 2007, cash used for investing activities was $14.0 million. Our cash used for investing activities related to purchases of equipment dealerships (net of cash purchased) of $12.1 million and property and equipment purchases of $2.0 million. This was partially offset by net proceeds from equipment disposals of $120,000.

*Cash Flow From Financing Activities*

During fiscal 2009, cash provided by financing activities was $81.3 million. Cash provided by financing activities was primarily the result of $78.8 million in net proceeds from our follow-on offering and increase in our non-manufacturer floorplan payable of $9.1 million. Partially offsetting these proceeds were principal payments on long-term debt exceeding proceeds from long-term debt by $6.7 million.

During fiscal 2008, cash provided by financing activities was $39.1 million. Cash provided by financing activities was primarily the result of $41.8 million in net proceeds from our initial public offering. Partially offsetting these proceeds were principal payments on long-term debt exceeding proceeds from long-term debt by $2.3 million.

During fiscal 2007, cash provided by financing activities was $6.4 million. Cash provided by financing activities was primarily the result of proceeds from long-term debt borrowings and subordinated debentures related to acquisitions of $5.4 million, proceeds from fixed asset financing related to acquisitions of $1.6 million, proceeds from long-term debt borrowings and subordinated debentures unrelated to acquisitions of $1.3 million and an increase in the net change in non-manufacturer floorplan payables of $203,000. Partially offsetting the cash provided by financing activities were principal payments on long-term debt of $2.1 million and an increase in subordinated debt interest accruals of $202,000.

*Debt Facilities*

*Bremer Bank Credit Facility.* We currently have a credit facility with Bremer Bank that provides for a $25.0 million operating line of credit and carries a variable interest rate of prime minus 0.25%. The operating line of credit requires monthly payments of interest due and has a maturity date of August 1, 2009. As of January 31, 2009, we had no amount outstanding on the Bremer Bank operating line of credit. During fiscal 2009, Bremer Bank issued us a standby letter of credit in the amount of $250,000 to our insurance carrier for deductible retention. This reduced the amount of borrowings available on our line of credit by $250,000. The standby letter of credit expires on August 1, 2009. The Bremer Bank credit facility contains various financial and other restrictive covenants that require prior consent of Bremer Bank if we desire to make any loans or advances to any person. In addition, the Bremer Bank credit facility restricts our ability to incur indebtedness or liens, places restrictions on our ability to merge or consolidate with any person, make distributions to stockholders, or sell, lease, assign, transfer or otherwise dispose of any of our assets other than in the ordinary course of business. In addition, the consent of Bremer Bank is required for the acquisition of any dealership.

*CNH Capital Credit Facility.* We currently have a credit facility with CNH Capital that provides for an aggregate principal balance of up to $300.0 million for floorplan financing, the availability of which is reduced by outstanding balances on term loans for rental fleet financing and other acquisition-related financing arrangements with CNH, as described below. The interest rate under the CNH Capital floorplan line of credit is equal to the prime rate plus 0.3% per annum for most purposes, subject to any interest-free periods offered by CNH. The CNH Capital term loans and loans for certain purposes have an interest rate equal to the prime rate plus 1.6% per annum. Cumulative and unpaid balance of advances under the CNH Capital credit facility accrues interest each month and requires monthly payments. The CNH Capital credit facility automatically renews on August 31 of each year through August 31, 2012, unless earlier terminated by either party. The CNH Capital credit facility is secured by the related assets. As of January 31, 2009, we had approximately $170.1 million outstanding on the CNH Capital credit facility. The CNH Capital credit facility contains various restrictive covenants that require prior consent of CNH Capital if we desire to engage in any acquisition of, consolidation or merger with any other business entity in which we are not the surviving company; move any collateral outside of the U.S.; or sell, rent, lease or otherwise dispose or transfer any of the collateral, other than in the ordinary course of business. CNH's consent is also required for the acquisition of any CNH dealership. In addition, the CNH Capital credit facility restricts our ability to incur any liens upon any substantial part of our assets.

*Other Indebtedness with CNH Capital.* CNH Capital periodically provides loans for fixed asset financing in connection with acquisitions. Related to this acquisition financing, we have various term loans with CNH Capital. The aggregate principal amount of these terms loans was approximately $2.4 million at January 31, 2009. We also obtained various fixed rate notes with rates primarily ranging from 3.25% to 9.25% and variable rate notes at prime plus 0.3% from CNH Capital, which are secured by our designated rental fleet. The amount of our rental fleet notes as of January 31, 2009, was $15.0 million.

**Sources of Liquidity**

Our primary sources of liquidity are cash reserves, cash flow from operations, proceeds from our public stock offerings, proceeds from the issuance of debt and our borrowings under our credit facilities. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

**Adequacy of Capital Resources**

Our primary uses of cash have been to fund our strategic acquisitions, finance the purchase of inventory, purchase U.S. Treasury Bills, meet debt service requirements and fund operating activities, working capital, payments due under building space operating leases and manufacturer floorplans payable. The primary factors affecting our ability to generate cash and to meet existing, known or reasonably likely cash requirements are the timing and extent of acquisitions and our operating performance as impacted by (i) industry factors, (ii) competition, (iii) general economic conditions and (iv) other business factors as identified in Item 1A "Risk Factors."

For fiscal 2009 and 2008, we spent $7.2 million and $6.3 million on property and equipment, respectively, exclusive of acquisitions and transfers of equipment inventory to our designated rental fleet. Our property and equipment purchases in fiscal 2009 were higher than the prior fiscal year primarily due to the increase in the number of stores and a licensing agreement for a new Enterprise Resource Planning ("ERP") software system. We expect our property and equipment expenditures, exclusive of acquisitions, for fiscal 2010 to be approximately $7.0 to $8.0 million. The actual amount of our fiscal 2010 equipment expenditures will depend upon factors such as general economic conditions, growth prospects for our industry and our acquisition activity. We currently expect to finance equipment purchases with borrowings under the existing credit facilities, with available cash or with cash flow from operations. We may need to incur additional debt if we pursue any future acquisitions.

Our ability to service our debt will depend upon our ability to generate the necessary cash. This will depend on our future acquisitions activity, operating performance, general economic conditions, and financial, competitive, business and other factors, some of which are beyond our immediate control. Based on our current operational performance, we believe our cash flow from operations, available cash and available borrowings under the existing credit facilities will adequately provide our liquidity needs for, at a minimum, the next 12 months.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available under the Bremer Bank and CNH Capital credit facilities in amounts sufficient to allow us to service our indebtedness and to meet our other commitments. If we are unable to generate sufficient cash flow from operations or to obtain sufficient future borrowings, we may be required to seek one or more alternatives such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. We cannot assure you that we will be able to succeed with one of these alternatives on commercially reasonable terms, if at all. In addition, if we pursue strategic acquisitions, we may require additional equity or debt financing to consummate the transactions, and we cannot assure you that we will succeed in obtaining this financing on favorable terms or at all. If we incur additional indebtedness to finance any of these transactions, this may place increased demands on our cash flow from operations to service the resulting increased debt. Our existing debt agreements contain restrictive covenants that may restrict our ability to adopt any of these alternatives. Any non-compliance by us under the terms of our debt agreements could result in an event of default which, if not cured, could result in the acceleration of our debt.

### Certain Information Concerning Off-Balance Sheet Arrangements

As of January 31, 2009, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are, therefore, not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. In the normal course of our business activities, we lease rental equipment under operating leases.

### Contractual and Commercial Commitment Summary

Our contractual obligations and commercial commitments as of January 31, 2009 are summarized below:

| Contractual Obligations | Total | Payments Due By Period Less Than 1 Year | 1 to 3 Years | 3 to 5 Years | More Than 5 Years |
|---|---|---|---|---|---|
| | (dollars in thousands) | | | | |
| Long-term debt obligations(1) | $24,853 | $ 8,477 | $ 7,570 | $ 5,997 | $ 2,809 |
| Operating lease obligations(2) | 55,130 | 6,335 | 11,418 | 10,454 | 26,923 |
| Other long-term liabilities(3) | 871 | — | 871 | — | — |
| Total | $80,854 | $14,812 | $19,859 | $16,451 | $29,732 |

(1) Includes obligations under notes payable issued in favor of our lenders and estimates of interest payable.

(2) Includes minimum lease payment obligations under operating leases related to our stores. Amounts do not include insurance or tax, which we include in our operating expenses and which we estimate will be approximately $617,000 for the less than 1 year period, $1,161,000 for the 1-3 year period, $1,129,000 for the 3-5 year period, and $2,743,000 for the more than 5 years period for a total of approximately $5,650,000. See Note 10 to our audited financial statements for a description of our operating lease obligations.

(3) Includes long-term portion of trade payables.

### New Accounting Pronouncements

In September 2008, the Financial Accounting Standards Board ("FASB") issued FSP FAS 133-1 and FIN 45-4 Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This pronouncement amends FAS 133 to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This pronouncement also amends FASB Interpretation No. 45 to require additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this pronouncement clarifies the FASB's intent about the effective date of FAS No. 161. The provisions of this pronouncement that amend FAS 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. The clarification of the effective date of FAS No. 161 is effective upon issuance of this FSP. The adoption of this accounting pronouncement did not have an impact on our consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. We adopted SFAS 157 effective February 1, 2008. The adoption of SFAS 157 for financial assets and liabilities held by us did not have a material effect on our financial statements or notes thereto.

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 ("FSP FAS 157-2"), which permits a one year deferral of the application of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We have adopted SFAS 157 for non-financial assets and non-financial liabilities as of February 1, 2009 and does not expect the provisions to have a material effect on its results of operations, financial position or cash flows.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active ("FSP FAS 157-3"), which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance. Its adoption did not have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. We have elected not to apply the fair value option to the specified financial assets and liabilities, and accordingly, the adoption of SFAS No. 159 had no financial statement impact.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We adopted SFAS 141R effective February 1, 2009. Based on our typical business combination transactions, we do not expect the adoption of SFAS 141R to have a material impact on the accounting for future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS 160"). SFAS 160 applies to all entities that prepare consolidated financial statements and have an outstanding noncontrolling interest in one or more subsidiaries. SFAS 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We adopted SFAS 160 effective as of February 1, 2009 and does not expect the provisions to have a material effect on the consolidated financial statements.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 ("SAB 110"), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing the expected life assumption in accordance with FASB Statement No. 123(R), Share-Based Payment. The use of the "simplified" method was scheduled to expire on December 31, 2007. SAB 110 extends the use of the "simplified" method in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. We plan to track and capture employee exercise behavior in the future as a basis for our valuation assumptions. We currently use simplified estimates due to the limited number of options exercised.

**Information Regarding Forward-Looking Statements**

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Such "forward-looking" information is included in this Form 10-K, including this Item 7, as well as in other materials filed or to be filed by us with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by the Company).

This Form 10-K contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other factors that may cause our results or our industry's actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Our forward-looking statements in this Form 10-K generally relate to the following:

- our beliefs with respect to our ability to maintain operating efficiency through economic cycles;
- our beliefs and intentions with respect to our growth strategy, including growth through acquisitions, the types of acquisition targets we intend to pursue and our ability to identify such targets;
- our beliefs with respect to our competitors and our competitive advantages;
- our beliefs with respect to the impact of government subsidies on the agriculture economy;
- our beliefs with respect to our business strengths, including the Titan Operating Model;
- our plans and beliefs with respect to real property used in our business;
- our beliefs with respect to our employee relations;
- our assumptions, beliefs and expectations with respect to past and future market conditions;
- our beliefs with respect to the adequacy of our capital resources and the funding of debt service obligations and capital expenditures;
- our plans for future capital expenditures;
- our cash needs and the adequacy of our working capital; and
- our expectations regarding the impact of inflation.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on our management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve known and unknown risks and uncertainties, which could cause actual results that differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

- incorrect assumptions regarding our cash needs;
- general economic conditions and construction activity in the markets where we operate;
- our relationships with equipment suppliers;
- our substantial leverage;
- the risks associated with the expansion of our business;
- our possible inability to integrate any businesses we acquire;
- competitive pressures;
- compliance with laws and regulations; and
- other factors discussed under "Risk Factors" or elsewhere in this Form 10-K.

These important factors include those that we discuss under Item 1A "Risk Factors." You should read these risk factors and the other cautionary statements made in this Form 10-K as being applicable to all related forward-looking statements wherever they appear in this Form 10-K. We cannot assure you that the forward-looking statements in this Form 10-K will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, if at all. Other than as required by law, we undertake no obligation to update these forward-looking statements, even though our situation may change in the future.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices such as interest rates. For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. We have both fixed and floating rate financing. Some of our floating rate credit facilities contain minimum rates of interest to be charged. Based upon balances and interest rates as of January 31, 2009, holding other variables constant, a one percentage point increase in interest rates for the next 12-month period would decrease pre-tax earnings and cash flow by approximately $899,000. Conversely, a one percentage point decrease in interest rates for the next 12-month period would result in an increase to pre-tax earnings and cash flow of approximately $899,000. At January 31, 2009, we had variable rate floorplan notes payable of $166.5 million, of which approximately $70.9 million was interest-bearing, variable notes payable and long-term debt of $19.0 million, and fixed rate notes payable and long-term debt of $3.4 million.

Our policy is not to enter into derivatives or other financial instruments for trading or speculative purposes.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Balance Sheets of the Company as of January 31, 2009 and 2008, and the related Consolidated Statements of Operations, Stockholders' Equity, and Cash Flows for each of the three years in the period ended January 31, 2009, and the notes thereto have been audited by Eide Bailly LLP, independent registered accounting firm.

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Titan Machinery Inc.
Fargo, North Dakota

We have audited the accompanying consolidated balance sheets of Titan Machinery Inc. as of January 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended January 31, 2009, and the financial statement schedule listed in the Index at Item 15. Titan Machinery Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Titan Machinery Inc. as of January 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule referred to above, when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Titan Machinery Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 15, 2009, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Eide Bailly LLP

Minneapolis, Minnesota
April 15, 2009

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Titan Machinery Inc.
Fargo, North Dakota

We have audited Titan Machinery Inc.'s internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Titan Machinery Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Titan Machinery Inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows of Titan Machinery Inc., and our report dated April 15, 2009, expressed an unqualified opinion on those financial statements.

/s/ Eide Bailly LLP

Minneapolis, Minnesota
April 15, 2009

**TITAN MACHINERY INC.**

**CONSOLIDATED BALANCE SHEETS**

**JANUARY 31, 2009 AND 2008**

| | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 41,047,299 | $ 42,802,505 |
| U.S. treasury bills | 44,993,869 | — |
| Total cash, cash equivalents and U.S. treasury bills | 86,041,168 | 42,802,505 |
| Receivables, net | 19,626,300 | 22,061,275 |
| Inventories | 241,093,957 | 145,766,866 |
| Prepaid expenses | 532,392 | 215,312 |
| Income taxes receivable | 1,432,938 | 1,074,216 |
| Deferred income taxes | 1,426,000 | 1,027,000 |
| Total current assets | 350,152,755 | 212,947,174 |
| INTANGIBLES AND OTHER ASSETS | | |
| Parts inventory in excess of amounts expected to be sold currently | 1,509,000 | 1,480,000 |
| Goodwill | 12,464,542 | 8,271,133 |
| Intangible assets, net of accumulated amortization | 365,616 | 337,242 |
| Other | 487,335 | 311,581 |
| | 14,826,493 | 10,399,956 |
| PROPERTY AND EQUIPMENT, net of accumulated depreciation | 45,268,947 | 16,022,336 |
| | $410,248,195 | $239,369,466 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 18,651,610 | $ 9,244,064 |
| Floorplan notes payable | 166,481,408 | 105,847,648 |
| Current maturities of long-term debt | 7,623,477 | 5,653,840 |
| Customer deposits | 15,158,367 | 19,309,533 |
| Accrued expenses | 8,307,756 | 6,137,842 |
| Total current liabilities | 216,222,618 | 146,192,927 |
| LONG-TERM LIABILITIES | | |
| Long-term debt, less current maturities | 14,809,663 | 13,082,795 |
| Deferred income taxes | 3,503,000 | 1,865,000 |
| Other long-term liabilities | 1,946,042 | 811,689 |
| | 20,258,705 | 15,759,484 |
| SUBORDINATED DEBENTURES | — | 1,300,000 |
| STOCKHOLDERS' EQUITY | | |
| Common stock, par value $.00001 per share, authorized—25,000,000 shares; issued and outstanding—17,656,528 at January 31, 2009 and 13,440,654, at January 31, 2008 | 177 | 134 |
| Additional paid-in-capital | 137,754,670 | 58,179,695 |
| Retained earnings | 36,012,025 | 17,937,226 |
| | 173,766,872 | 76,117,055 |
| | $410,248,195 | $239,369,466 |

See Notes to Consolidated Financial Statements

**TITAN MACHINERY INC.**

**CONSOLIDATED STATEMENTS OF OPERATIONS**

**YEARS ENDED JANUARY 31, 2009, 2008 AND 2007**

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| REVENUE | | | |
| Equipment | $540,307,360 | $338,382,140 | $220,957,940 |
| Parts | 94,984,205 | 58,742,784 | 42,618,622 |
| Service | 44,223,594 | 27,343,778 | 21,964,966 |
| Other, including trucking and rental | 10,921,949 | 8,502,509 | 7,056,470 |
| TOTAL REVENUE | 690,437,108 | 432,971,211 | 292,597,998 |
| COST OF REVENUE | | | |
| Equipment | 478,323,917 | 302,319,633 | 200,557,976 |
| Parts | 67,270,137 | 42,568,214 | 29,909,043 |
| Service | 16,728,661 | 10,117,702 | 8,182,908 |
| Other, including trucking and rental | 8,244,987 | 5,913,229 | 5,336,741 |
| TOTAL COST OF REVENUE | 570,567,702 | 360,918,778 | 243,986,668 |
| GROSS PROFIT | 119,869,406 | 72,052,433 | 48,611,330 |
| OPERATING EXPENSES | 86,940,386 | 53,190,711 | 37,399,182 |
| INCOME FROM OPERATIONS | 32,929,020 | 18,861,722 | 11,212,148 |
| OTHER INCOME (EXPENSE) | | | |
| Interest and other income | 1,544,639 | 577,239 | 348,809 |
| Floorplan interest expense | (3,239,722) | (3,812,724) | (3,293,901) |
| Subordinated debt interest expense | (20,917) | (1,551,563) | (1,679,774) |
| Debt retirement costs | — | (3,823,574) | — |
| Interest expense other | (708,221) | (928,402) | (498,971) |
| INCOME BEFORE INCOME TAXES | 30,504,799 | 9,322,698 | 6,088,311 |
| PROVISION FOR INCOME TAXES | (12,430,000) | (4,110,000) | (2,450,000) |
| NET INCOME | $ 18,074,799 | $ 5,212,698 | $ 3,638,311 |
| ADJUSTMENTS TO INCOME: | | | |
| Amortization of syndication fees | — | (51,311) | (21,185) |
| Unpaid accumulated preferred dividends | — | (87,791) | (102,376) |
| INCOME AVAILABLE TO COMMON STOCKHOLDERS | $ 18,074,799 | $ 5,073,596 | $ 3,514,750 |
| EARNINGS PER SHARE—NOTE 1 | | | |
| EARNINGS PER SHARE—BASIC | $ 1.11 | $ 0.90 | $ 0.81 |
| EARNINGS PER SHARE—DILUTED | $ 1.08 | $ 0.67 | $ 0.57 |
| WEIGHTED AVERAGE SHARES—BASIC | 16,291,071 | 5,607,473 | 4,344,753 |
| WEIGHTED AVERAGE SHARES—DILUTED | 16,778,873 | 8,246,176 | 6,906,772 |

See Notes to Consolidated Financial Statements

TITAN MACHINERY INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED JANUARY 31, 2009, 2008 AND 2007

| | Common Stock | | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares Outstanding | Amount | | | |
| BALANCE, JANUARY 31, 2006 | 4,340,852 | $ 43 | $ 343,757 | $ 9,348,880 | $ 9,692,680 |
| Issuance of stock warrants | — | — | 113,000 | — | 113,000 |
| Stock-based compensation expense | 3,901 | — | 58,107 | — | 58,107 |
| Unpaid accumulated dividends | — | — | — | (102,376) | (102,376) |
| Amortization of syndication fees | — | — | — | (21,185) | (21,185) |
| Net income | — | — | — | 3,638,311 | 3,638,311 |
| BALANCE, JANUARY 31, 2007 | 4,344,753 | 43 | 514,864 | 12,863,630 | 13,378,537 |
| Common stock issued in initial public offering | 5,442,395 | 55 | 41,793,588 | — | 41,793,643 |
| Issuance of shares for stock acquisition | 235,294 | 2 | 1,999,997 | — | 1,999,999 |
| Issuance of shares for conversion of debt/conversion of redeemable securities/exercise of warrants | 3,339,792 | 33 | 13,729,791 | — | 13,729,824 |
| Stock-based compensation expense | 78,420 | 1 | 141,455 | — | 141,456 |
| Unpaid accumulated dividends | — | — | — | (87,791) | (87,791) |
| Amortization of syndication fees | — | — | — | (51,311) | (51,311) |
| Net income | — | — | — | 5,212,698 | 5,212,698 |
| BALANCE, JANUARY 31, 2008 | 13,440,654 | 134 | 58,179,695 | 17,937,226 | 76,117,055 |
| Common stock issued in follow-on offering | 4,180,000 | 42 | 78,814,792 | — | 78,814,834 |
| Common stock issued on grant of restricted stock and exercise of stock options and warrants | 35,874 | 1 | 67,717 | — | 67,718 |
| Stock-based compensation expense | — | — | 692,466 | — | 692,466 |
| Net income | — | — | — | 18,074,799 | 18,074,799 |
| BALANCE, JANUARY 31, 2009 | 17,656,528 | $177 | $137,754,670 | $36,012,025 | $173,766,872 |

See Notes to Consolidated Financial Statements

## TITAN MACHINERY INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

## YEARS ENDED JANUARY 31, 2009, 2008 AND 2007

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| OPERATING ACTIVITIES | | | |
| Net income | $ 18,074,799 | $ 5,212,698 | $ 3,638,311 |
| Adjustments to reconcile net income to net cash from operations | | | |
| Depreciation | 4,361,465 | 2,388,119 | 1,648,551 |
| Amortization | 221,626 | 127,234 | 119,133 |
| Debt retirement costs | — | 2,406,554 | — |
| Loss (gain) on sale of equipment | 23,313 | 46,642 | (26,207) |
| Deferred income taxes | 967,950 | (181,052) | 74,000 |
| Stock-based compensation expense | 692,466 | 141,455 | 58,107 |
| Other | (31,814) | 811,689 | — |
| Changes in assets and liabilities, net of purchase of equipment dealerships assets and assumption of liabilities | | | |
| Receivables | 7,339,619 | (8,501,525) | (5,104,174) |
| Inventories | (34,841,721) | (3,165,080) | (285,688) |
| Prepaid expenses | (317,080) | (9,960) | (153,165) |
| Net change in other assets | (30,000) | 23,326 | (161,244) |
| Floorplan notes payable | 5,380,419 | (4,449,358) | 7,832,820 |
| Accounts payable | 5,387,699 | 1,029,222 | (1,472,855) |
| Other long-term liabilities | 1,108,853 | — | — |
| Customer deposits | (4,543,430) | 14,701,188 | 593,944 |
| Accrued expenses | 1,879,601 | 3,506,948 | (160,186) |
| Income taxes receivable | (1,458,307) | (1,628,281) | (95,932) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 4,215,458 | 12,459,819 | 6,505,415 |
| INVESTING ACTIVITIES | | | |
| Purchase of U.S. treasury bills, net of sales | (44,993,869) | — | — |
| Property and equipment purchases | (7,228,174) | (6,287,571) | (1,987,258) |
| Net proceeds from sale of equipment | 461,976 | 269,638 | 119,674 |
| Payment for intangible asset | — | (216,819) | — |
| Purchase of equipment dealerships, net of cash purchased | (35,521,194) | (10,102,968) | (12,088,053) |
| NET CASH USED FOR INVESTING ACTIVITIES | (87,281,261) | (16,337,720) | (13,955,637) |
| FINANCING ACTIVITIES | | | |
| Proceeds from initial public offering of common stock net of underwriting discount of $3,238,225 and other direct costs of $1,228,455 | — | 41,793,643 | — |
| Proceeds from follow-on offering of common stock net of underwriting discount of $4,389,000 and other direct costs of $396,166 | 78,814,834 | — | — |
| Proceeds from exercise of stock options and warrants | 67,718 | 1,084,255 | — |
| Net change in non-manufacturer floorplan payable | 9,094,269 | (704,989) | 202,731 |
| Dividends paid on redeemable securities | — | (441,028) | — |
| Proceeds from long-term debt borrowings and subordinated debentures | 12,368,013 | 12,199,108 | 8,319,848 |
| Principal payments on long-term debt and subordinated debentures | (19,034,237) | (14,492,142) | (2,082,696) |
| Net change in subordinated debt interest accrual | — | (330,441) | (202,081) |
| Proceeds from issuance of preferred stock and warrants | — | — | 113,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 81,310,597 | 39,108,406 | 6,350,802 |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | (1,755,206) | 35,230,505 | (1,099,420) |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD | 42,802,505 | 7,572,000 | 8,671,420 |
| CASH AND CASH EQUIVALENTS AT END OF PERIOD | $ 41,047,299 | $ 42,802,505 | $ 7,572,000 |

## TITAN MACHINERY INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

## YEARS ENDED JANUARY 31, 2009, 2008 AND 2007

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | | | |
| Cash paid during the period | | | |
| Income taxes, net of refunds | $ 12,894,041 | $ 5,348,894 | $ 2,348,384 |
| Interest | 4,036,926 | 6,614,606 | 5,539,260 |
| SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES | | | |
| Dividends on preferred redeemable stock charged to retained earnings | $ — | $ 87,791 | $ 102,376 |
| Purchase of property & equipment by issuance of long-term debt | 979,156 | 1,327,583 | 872,308 |
| Transfer of equipment from inventories to fixed assets | 3,631,369 | — | — |
| Issuance of shares for conversion of debt and conversion of redeemable securities | — | 8,114,446 | — |
| Acquisition of equipment dealership assets in exchange for cash and assumption of liabilities including purchase accounting adjustments on prior acquisitions | | | |
| Accounts receivable | $ (4,904,644) | $ (2,638,702) | $ (22,731) |
| Inventories | (42,594,296) | (32,329,975) | (17,047,973) |
| Property and equipment | (22,254,666) | (2,936,475) | (1,731,225) |
| Intangible asset | (250,000) | — | — |
| Other assets | (88,440) | (55,748) | — |
| Goodwill | (4,193,409) | (4,534,986) | (2,371,000) |
| Accounts payable | 3,366,810 | 3,987,011 | 212,661 |
| Floorplan notes payable | 24,607,629 | 21,867,271 | 7,846,626 |
| Customer deposits | 392,264 | — | — |
| Accrued expenses | 290,313 | 343,217 | 506,041 |
| Income taxes payable | 1,099,585 | 176,336 | 123,548 |
| Subordinated debentures and long-term debt | 8,083,573 | 1,000,000 | — |
| Deferred income taxes, net | 271,050 | 592,586 | 396,000 |
| Non-cash consideration | 653,037 | 4,426,497 | — |
| Cash paid for dealerships, net of cash purchased | $(35,521,194) | $(10,102,968) | $(12,088,053) |

See Notes to Consolidated Financial Statements

## NOTE 1—BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

*Nature of Business*

Titan Machinery Inc. (the "Company") is engaged in the retail sale, service and rental of agricultural and industrial machinery through stores in North Dakota, South Dakota, Minnesota, Iowa, Nebraska, Montana and Wyoming.

*Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Transportation Solutions, LLC. All significant accounts, transactions and profits between the consolidated companies have been eliminated in consolidation.

*Concentrations of Credit Risk*

The Company's sales are to agricultural and construction equipment customers principally in southeastern and south-central North Dakota, eastern South Dakota, southwestern and west-central Minnesota, Iowa, eastern Nebraska, Montana and eastern Wyoming. The Company extends credit to its customers in the ordinary course of business and monitors its customers' financial condition to minimize its risks associated with trade receivables; however, the Company does not generally require collateral on trade receivables.

The Company's cash balances are maintained in bank deposit accounts, which are in excess of federally insured limits.

*Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Concentrations in Operations*

The Company currently purchases new and rental equipment and related parts from a limited number of manufacturers. Although no change in suppliers is anticipated, the occurrence of such a change could cause a possible loss of sales and adversely affect operating results.

*Cash, Cash Equivalents and U.S. Treasury Bills*

The Company considers all highly liquid investments with original maturities of three months or less on their acquisition date to be cash equivalents. The Company accounts for investments with original maturities greater than three months, but less than one year, at the date of purchase as short-term marketable securities.

As of January 31, 2009 short-term marketable securities consist entirely of U.S. Treasury Bills. These investments are classified as held-to-maturity as the Company has both the positive intent and ability to hold to maturity. The investments are carried at amortized cost, which due to the short-term nature of the investments, approximates fair value.

## NOTE 1—BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

*Receivables and Credit Policy*

Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of trade receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management reviews trade receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

Finance receivables consist primarily of contracts in transit with manufacturers, manufacturer finance companies, or credit card companies. These receivables do not generally have established payment terms and are collected in relatively short time periods.

*Inventories*

New and used machinery are stated at the lower of cost (specific identification) or market. All used inventory, including that which has been rented is subject to periodic lower of cost or market evaluation. Parts inventories are valued at the lower of average cost or market, and an estimate of parts inventories not expected to be sold in the next operating cycle has been reported separately. Work in process is valued at the billable rates of labor incurred and parts inventories used on service work in process at year end.

*Property and Equipment*

Property and equipment is stated at cost. Depreciation is computed on a straight-line basis over the estimated useful life of each asset, as summarized below:

| | |
|---|---|
| Buildings and leasehold improvements | 10 - 40 years |
| Machinery and equipment | 3 - 10 years |
| Furniture and fixtures | 3 - 10 years |
| Vehicles | 5 - 10 years |
| Rental fleet | 5 years |

Depreciation for income tax reporting purposes is computed using accelerated methods.

The Company completes an evaluation, at each balance sheet date, whether or not events or circumstances have taken place to indicate that the remaining net book value of the assets may be unrecoverable. If necessary, the estimated future undiscounted cash flows of any assets in question are compared to their carrying value to determine if an adjustment to the recorded value is necessary.

*Goodwill*

Goodwill represents the excess of costs over the fair value of the assets of businesses acquired. Goodwill acquired in business combinations is assigned to the specific reporting unit for which it is related and is not amortized, but is tested for impairment at least annually, or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount of

**NOTE 1—BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)**

goodwill is greater than its fair value. As of January 31, 2009, the carrying value of the Company's goodwill was not considered impaired.

*Intangible Assets*

The covenants not to compete are being amortized using the straight-line method over the lives of the related agreements, which range from five to ten years.

*Customer Deposits*

Customer deposits consist of advance payments from customers for revenue to be recognized in the following year.

*Lease Accounting*

The Company periodically purchases equipment from its primary supplier that is subsequently sold to and leased back from a financing group. The Company records the sale of the equipment at the time units are sold to the financing group. Under the sale leaseback program, the lease period is four months or less and lease expense is recognized over the leasing period. The Company recognizes the entire sales transaction and gross profit on these units at the time of sale to the financing group due to the short leaseback period.

*Income Taxes*

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, stock-based compensation, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The Company's policy is to recognize interest expense and penalties related to income tax matters within its provision for income taxes. The Company performs a comprehensive review of its portfolio of uncertain tax positions in accordance with the requirements and recognition standards established by Financial Interpretations No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (Issued 6/06)* ("FIN 48"). Pursuant to FIN 48, an uncertain tax position represents the Company's expected treatment of a tax position taken, or expected to be taken, in a tax return, that has not been reflected in measuring income tax expense for financial reporting purposes.

*Earnings Per Share*

Basic earnings per share were computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding during the year. Accumulated preferred dividends and amortization of preferred stock syndication fees were subtracted from net income to arrive at income available to common stockholders.

Diluted earnings per share were computed by dividing income available to common stockholders plus assumed conversions by the weighted-average shares of common stock outstanding after adjusting

## NOTE 1—BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

for potential dilution related to the conversion of all dilutive securities into common stock. All potentially dilutive securities were included in the computation of diluted earnings per share.

The components of basic earnings per share are as follows:

| Basic—Earnings Per Share | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net Income | $18,074,799 | $5,212,698 | $3,638,311 |
| Less: Amortization of syndication fees | — | (51,311) | (21,185) |
| Less: Preferred stock dividends—unpaid | — | (87,791) | (102,376) |
| Income available to common stockholders | $18,074,799 | $5,073,596 | $3,514,750 |
| Basic weighted-average shares outstanding | 16,291,071 | 5,607,473 | 4,344,753 |
| Basic—Earnings Per Share | $ 1.11 | $ 0.90 | $ 0.81 |

The components of diluted earnings per share are as follows:

| Diluted—Earnings Per Share | 2009 | 2008 | 2007 |
|---|---|---|---|
| Income available to common stockholders | $18,074,799 | $5,073,596 | $3,514,750 |
| Plus: Income impact of assumed conversions | | | |
| Amortization of syndication fees | — | 51,311 | 21,185 |
| Preferred stock dividends—unpaid | — | 87,791 | 102,376 |
| Interest on convertible debentures, net of tax effect | — | 278,452 | 322,324 |
| Income available to common stockholders plus assumed conversions | $18,074,799 | $5,491,150 | $3,960,635 |
| Diluted weighted-average shares outstanding: | | | |
| Basic weighted-average shares outstanding | 16,291,071 | 5,607,473 | 4,344,753 |
| Plus: Incremental shares from assumed conversions | | | |
| Convertible debentures | — | 1,863,976 | 2,006,667 |
| Convertible preferred shares | — | 542,902 | 466,673 |
| Restricted stock | 87,077 | 21,190 | 11,147 |
| Warrants | 109,139 | 152,657 | 65,377 |
| Options | 291,586 | 57,978 | 12,155 |
| Diluted weighted-average shares outstanding | 16,778,873 | 8,246,176 | 6,906,772 |
| Diluted—Earnings Per Share | $ 1.08 | $ 0.67 | $ 0.57 |

There were 133,500 and 275,000 options outstanding as of January 31, 2009 and 2008, respectively, that were not available to be included in the computation of diluted EPS because they were anti-dilutive. All options outstanding as of January 31, 2007 were used in the computation of diluted EPS for fiscal year 2007.

*Revenue Recognition*

Revenue on equipment and parts sales is recognized upon delivery of product to customers. Rental and service revenue is recognized at the time the related services are provided. In addition to outright

## NOTE 1—BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

sales of new and used equipment, certain rental agreements may include rent-to-purchase options. Under these agreements, customers are given a period of time to exercise an option to purchase the related equipment, with a portion of the rental payments being applied to the purchase price. Any such equipment is included in inventory until the purchase option is exercised. Rental revenue is recognized during the rental period, with equipment sales revenue being recognized upon the exercise of the purchase option.

*Sales Taxes*

The Company has customers in states and municipalities in which those governmental units impose a sales tax on certain sales. The Company collects those sales taxes from its customers and remits the entire amount to the various governmental units. The Company's accounting policy is to exclude the tax collected and remitted from revenue and cost of revenue.

*Shipping and Handling Costs*

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

*Manufacturer Incentives and Discounts*

The Company receives various manufacturer incentives and discounts, which are based on a variety of factors. All such incentive payments are accounted for as a reduction of cost of revenue as they are earned.

*Advertising Costs*

Costs incurred for producing and distributing advertising are expensed as incurred. Advertising expense amounted to $2,272,875, $1,324,264, and $757,883, respectively, for the years ended January 31, 2009, 2008 and 2007.

*Stock-Based Compensation*

The Company accounts for stock-based compensation in accordance with the provisions of the Financial Accounting Standards Board (FASB) Statement No. 123 (Revised), *Share-Based Payments*. This standard requires that stock-based compensation, which includes stock options and restricted stock, be accounted for at the fair value of the applicable equity instrument.

*Business Combinations*

The Company accounted for business combinations in accordance with the provisions of FASB Statement No. 141, *Business Combinations*. This accounting standard allows the acquirer up to one year to finalize the purchase price allocation. During this one-year period the Company's accounting for the business combination transaction may be based on estimates due to various unknown factors present at the date of acquisition.

**NOTE 1—BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)**

*Recently Issued Accounting Pronouncements*

In September 2008, the Financial Accounting Standards Board ("FASB") issued FSP FAS 133-1 and FIN 45-4 Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161. This pronouncement amends FAS 133 to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This pronouncement also amends FASB Interpretation No. 45 to require additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this pronouncement clarifies the FASB's intent about the effective date of FAS No. 161. The provisions of this pronouncement that amend FAS 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. The clarification of the effective date of FAS No. 161 is effective upon issuance of this FSP. The adoption of this accounting pronouncement did not have an impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). This standard defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This standard applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The Company adopted SFAS 157 effective February 1, 2008. The adoption of SFAS 157 for financial assets and liabilities held by the Company did not have a material effect on the Company's financial statements or notes thereto.

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 ("FSP FAS 157-2"), which permits a one year deferral of the application of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company will adopt SFAS 157 for non-financial assets and non-financial liabilities on February 1, 2009 and does not expect the provisions to have a material effect on its results of operations, financial position or cash flows.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active ("FSP FAS 157-3"), which clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 was effective upon issuance. Its adoption did not have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company has elected not to apply the fair value option to the specified financial assets and liabilities, and accordingly, the adoption of SFAS No. 159 had no financial statement impact.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), Business Combinations ("SFAS 141R"). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its

**NOTE 1—BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)**

financial reports about a business combination and its effects. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company adopted SFAS 141R effective February 1, 2009. Based on the Company's typical business combination transactions, the Company does not expect the adoption of SFAS 141R to have a material impact on the accounting for future acquisitions.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS 160"). SFAS 160 applies to all entities that prepare consolidated financial statements and have an outstanding noncontrolling interest in one or more subsidiaries. SFAS 160 amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company adopted SFAS 160 effective as of February 1, 2009 and does not expect the provisions to have a material effect on the consolidated financial statements.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 ("SAB 110"), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing the expected life assumption in accordance with FASB Statement No. 123(R), Share-Based Payment. The use of the "simplified" method was scheduled to expire on December 31, 2007. SAB 110 extends the use of the "simplified" method in certain situations. The SEC staff does not expect the "simplified" method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company plans to track and capture employee exercise behavior in the future as a basis for our valuation assumptions. The Company currently uses simplified estimates due to the limited number of options exercised.

**NOTE 2—RECEIVABLES**

| | January 31, 2009 | January 31, 2008 |
|---|---|---|
| Trade accounts | $ 7,666,229 | $ 4,210,302 |
| Finance receivables | 7,261,832 | 14,525,122 |
| Volume discounts | 2,249,650 | 2,329,242 |
| Warranty claims | 1,766,188 | 1,054,263 |
| Other | 896,828 | 130,905 |
| | $19,840,727 | $22,249,834 |
| Less allowance for doubtful accounts | (214,427) | (188,559) |
| | $19,626,300 | $22,061,275 |

## NOTE 3—INVENTORIES

| | January 31, 2009 | January 31, 2008 |
|---|---|---|
| New equipment | $132,502,037 | $ 78,409,999 |
| Used equipment | 68,333,366 | 44,478,010 |
| Parts, tires and attachments | 37,313,669 | 20,462,680 |
| Work in process | 2,944,885 | 2,416,177 |
| | $241,093,957 | $145,766,866 |

In addition to the above amounts, the Company has estimated that a portion of its parts inventory will not be sold in the next operating cycle. Accordingly, these balances have been classified as noncurrent assets.

## NOTE 4—PROPERTY AND EQUIPMENT

| | January 31, 2009 | January 31, 2008 |
|---|---|---|
| Rental fleet equipment | $ 22,474,134 | $ 2,788,835 |
| Machinery and equipment | 9,129,194 | 5,597,550 |
| Vehicles | 13,309,531 | 8,538,463 |
| Furniture and fixtures | 6,224,056 | 3,557,362 |
| Land, buildings, and leasehold improvements | 5,964,594 | 3,506,882 |
| | $ 57,101,509 | $23,989,092 |
| Less accumulated depreciation | (11,832,562) | (7,966,756) |
| | $ 45,268,947 | $16,022,336 |

## NOTE 5—INTANGIBLE ASSETS AND GOODWILL

The following is a summary of non-goodwill intangibles as of January 31, 2009 and 2008:

| | January 31, 2009 | January 31, 2008 |
|---|---|---|
| Covenants not to compete | $ 634,513 | $ 759,330 |
| Less accumulated amortization | (268,897) | (422,088) |
| | $ 365,616 | $ 337,242 |

## NOTE 5—INTANGIBLE ASSETS AND GOODWILL (Continued)

Future amortization expense is estimated as follows:

| Years ending January 31, | Amount |
|---|---|
| 2010 | $ 70,507 |
| 2011 | 67,507 |
| 2012 | 67,507 |
| 2013 | 64,857 |
| 2014 | 35,714 |
| Thereafter | 59,524 |
| | $365,616 |

Changes in the carrying amount of goodwill during the years ended January 31, 2009 and 2008 are summarized as follows:

| | Amount |
|---|---|
| Balance, January 31, 2007 | $ 3,736,147 |
| Arising in completed business combinations | 4,534,986 |
| Impairment losses | — |
| Balance, January 31, 2008 | 8,271,133 |
| Arising in completed business combinations | 4,153,164 |
| Adjustments to business combinations completed in prior year | 40,245 |
| Impairment losses | — |
| Balance, January 31, 2009 | $12,464,542 |

## NOTE 6—LINES OF CREDIT/FLOORPLAN NOTES PAYABLE

*Operating Line of Credit*

The Company had no amount outstanding on the line of credit with Bremer Bank, N.A. ("Bremer Bank") at January 31, 2009 and 2008. The agreement provides for available borrowings of $25,000,000 and carries a variable interest rate of prime minus 0.25%, and has a maturity date of August 1, 2009. The agreement contains certain financial covenants which impose minimum levels of current ratio, debt service coverage, and inventory turnover ratio and a maximum level of debt to tangible net worth ratio. As of January 31, 2009, the Company was in compliance with all of these financial covenants and had $24,750,000 in available borrowings under this line of credit. The line is secured by substantially all assets of the Company.

On August 1, 2008, Bremer Bank issued the Company a standby letter of credit in the amount of $250,000 to its insurance carrier for deductible retention. This reduced the amount of borrowings available on its line of credit by $250,000. This agreement expires on August 1, 2009.

*Floorplan Lines of Credit*

The Company has floorplan lines of credit for equipment purchases totaling approximately $315,000,000 with various manufacturers and a bank, including a $300,000,000 Wholesale Floorplan

**NOTE 6—LINES OF CREDIT/FLOORPLAN NOTES PAYABLE (Continued)**

Credit Facility with CNH Capital America LLC ("CNH"). The available borrowings under the CNH credit facility are reduced by outstanding floorplan notes payable, rental fleet financing and other acquisition-related financing arrangements with CNH. The interest rate for new borrowings under the CNH Capital floorplan line of credit is equal to the prime rate plus 0.3% per annum for most purposes, subject to any interest-free periods offered by CNH. The CNH Capital credit facility automatically renews on August 31 of each year through August 31, 2012, unless earlier terminated by either party. Under covenants of the CNH credit facility, the Company has agreed, among other things, to maintain various financial ratio levels and to submit certain financial information. As of January 31, 2009, the Company was in compliance with all floorplan financial covenants.

Floorplan notes payable relating to these credit facilities totaled approximately $153,782,000 of the total floorplan notes payable balance of $166,481,408 outstanding as of January 31, 2009 and $98,543,886 of the total floorplan notes payable balance of $105,847,648 outstanding as of January 31, 2008. As of January 31, 2009, the Company had approximately $138,108,000 in available borrowings remaining under these lines of credit. These floorplan notes carried various interest rates primarily ranging from 3.25 to 9.25% as of January 31, 2009 and 6.2 to 9.5% as of January 31, 2008, and are secured by the related inventory. Repayment terms vary by individual notes, but generally payments are made from sales proceeds or rental revenue from the related inventories.

## NOTE 7—LONG-TERM DEBT

| | January 31, 2009 | January 31, 2008 |
|---|---|---|
| Variable rate notes payable to CNH Capital America LLC (CNH), variable rates at prime to prime plus 1.6%, varying monthly installment payments maturing August 2012, secured by rental fleet equipment | $ 3,609,583 | $ 1,952,440 |
| Variable rate notes payable to CNH, variable rates at prime plus 0.3%, varying monthly installment payments maturing February 2014, secured by rental fleet equipment | 11,438,661 | — |
| Variable notes payable to CitiCapital Commercial Corp., interest rates of prime plus 0.25%, various monthly payments and various maturity dates through September 2011, secured by rental fleet equipment | 688,672 | — |
| Variable notes payable to First Interstate Bank, interest rates of prime plus 1%, varying monthly installments payments maturing in September 2009, available borrowings up to $2,500,000, secured by rental fleet equipment | 851,025 | — |
| Fixed rate notes payable to Ford Motor Credit and GMAC, (1.90% to 9.90%), due in monthly installments including interest and various maturity dates through September 2013, secured by vehicles | 515,798 | 291,428 |
| Fixed rate note to Avoca Implement and Greenfield Implement 10.0%, monthly payments of $18,920, matures January 2011, secured by equipment | 601,090 | 759,080 |
| Fixed rate note to Textron Financial, 7.09%, monthly payments of $4,969, matures January 2018, secured by a company asset | 528,343 | 549,583 |
| Fixed rate notes with various finance companies, interest rates of 6.99% to 9.82%, secured by vehicles | 978,605 | — |
| Non-interest bearing notes to CNH, in varying monthly installments, various maturity dates through February 2010, secured by parts | 419,311 | 1,162,146 |
| Variable rate notes payable to CNH, variable rates at prime to prime plus 2.5%, quarterly installment payments of $60,107 with a balloon payment due on December 31, 2009, secured by all assets of the Company | 2,404,290 | — |
| Other, variable interest rates at 2% - 8.12%, various maturity dates through January 2015, secured by equipment | 397,762 | — |
| Notes paid in full during the year ended January 31, 2009 | — | 14,021,958 |
| | 22,433,140 | 18,736,635 |
| Less current maturities | (7,623,477) | (5,653,840) |
| | $14,809,663 | $13,082,795 |

## NOTE 7—LONG-TERM DEBT (Continued)

Long-term debt maturities are as follows:

| | |
|---|---|
| 2010 | $ 7,623,477 |
| 2011 | 3,339,619 |
| 2012 | 3,278,105 |
| 2013 | 2,796,767 |
| 2014 | 2,681,997 |
| Thereafter | 2,713,175 |
| | $22,433,140 |

Certain liabilities totaling $11,624,036 were included in long-term debt secured by rental fleet as the Company had the intent and ability to refinance the amounts due within the next twelve months on a long-term basis, in accordance with SFAS 6, *Classification of Short-Term Obligations Expected to Be Refinanced.* Subsequent to January 31, 2009 the Company refinanced these amounts with CNH Capital America LLC at a rate of prime plus 0.3% and payments over the next five years. Amounts due on or before January 31, 2010 are included in current maturities of long-term debt as of January 31, 2009.

## NOTE 8—ACCRUED EXPENSES

| | January 31, 2009 | January 31, 2008 |
|---|---|---|
| Interest | $ 23,288 | $ 91,354 |
| Compensation | 6,844,173 | 5,253,561 |
| Sales and payroll taxes | 666,574 | 445,669 |
| Health insurance claims liability | 294,000 | 230,258 |
| Other | 479,721 | 117,000 |
| | $8,307,756 | $6,137,842 |

## NOTE 9—SUBORDINATED DEBENTURES

During the first quarter of fiscal 2009 the Company repaid all $1,300,000 subordinated debentures that were outstanding as of January 31, 2008.

In conjunction with its initial public offering, in December 2007 the Company exchanged or converted all outstanding convertible subordinated debentures of $6,350,000 into 2,308,648 shares of common stock and retired $9,442,424 in subordinated debentures. As a result of these transactions, the Company recognized debt retirement costs of $3,823,574. The debt retirement costs consisted of $2,406,554 of conversion costs, $1,065,000 of repayment penalties and $352,020 of unamortized debt issuance costs.

## NOTE 10—OPERATING LEASES AND RELATED PARTY TRANSACTIONS

The Company leases buildings on 28 different operating lease agreements from Dealer Sites, LLC ("Dealer Sites"), an entity in which related parties own a minority position, with monthly rentals of $257,811 at January 31, 2009. Rent expense for these leases totaled $2,298,282, $1,823,032, and $940,988 for the years ended January 31, 2009, 2008 and 2007, respectively. One lease expires in

## NOTE 10—OPERATING LEASES AND RELATED PARTY TRANSACTIONS (Continued)

February 2010 and the other leases expire in December 2018. The leases provide that the lessee pay all property taxes, utilities, insurance and all expenses necessary for the general upkeep of the building.

Prior to January 2009, the Company leased building space from Meyer Family Limited Partnership, an entity affiliated by common ownership, under three operating leases. The leases were on a month-to-month basis with rentals negotiated annually ($22,000 per month during fiscal 2009). The leases provided that the lessee pay all property taxes, utilities, insurance and all expenses necessary for the general upkeep of the buildings. The Company paid rent of $264,000, $264,000 and $304,100 under these leases during the years ended January 31, 2009, 2008 and 2007, respectively. These properties were owned by and leased from Dealer Sites as of January 31, 2009.

The Company leased buildings on operating leases from Padre Partnership, Landco LLC, and C.I. Farm Power, Inc., companies also affiliated through common ownership. These leases had monthly rental payments of $8,000, $6,500 and $5,000, respectively. The lease with Padre Partnership was renewed during fiscal year 2009. This property was owned by and leased from Dealer Sites as of January 31, 2009. The lease with Landco LLC expired during fiscal year 2009. The lease with C.I. Farm Power, Inc. began in August 2008 and will expire in July 2011. The Company previously leased space from C.I. Farm Power, Inc. for $8,500 per month, which expired in August 2007. Rent expense for these leases totaled $171,500, $326,250 and $215,000 for the years ended January 31, 2009, 2008 and 2007, respectively.

The Company also leases 38 additional buildings under operating lease agreements with unrelated parties. The leases expire at various dates through January 2024.

The Company also leases office equipment under various operating lease agreements.

Rent and lease expense under the leases noted above totaled $4,869,643, $3,232,097 and $2,167,998 during the years ended January 31, 2009, 2008 and 2007, respectively. Certain leases have fluctuating minimum lease payments. The Company recognizes lease expense on a straight-line basis over the expected term of the lease.

Approximate minimum future lease payments are as follows:

| Years ending January 31, | Amount |
|---|---|
| 2010 | $ 6,334,554 |
| 2011 | 5,878,158 |
| 2012 | 5,540,377 |
| 2013 | 5,266,462 |
| 2014 | 5,187,485 |
| Thereafter | 26,923,260 |
| | $55,130,296 |

During the fiscal year ended January 31, 2008 the Company paid Cherry Tree Securities, LLC, affiliated with Tony Christianson, a director, a fee of $125,000 related to successful completion of the initial public offering.

## NOTE 11—INCOME TAXES

Net deferred tax assets and liabilities consist of the following components as of January 31, 2009 and 2008:

| | 2009 | 2008 |
|---|---|---|
| Current deferred tax assets: | | |
| Inventory allowances | $ 803,000 | $ 604,000 |
| Other liabilities | 336,000 | 279,000 |
| Receivables | 84,000 | 75,000 |
| Stock based compensation | 203,000 | 69,000 |
| | $ 1,426,000 | $ 1,027,000 |
| Non-current deferred tax assets (liabilities): | | |
| Property and equipment | $(3,546,000) | $(1,801,000) |
| Intangibles | (117,000) | (64,000) |
| Other liabilities | 160,000 | — |
| | $(3,503,000) | $(1,865,000) |

The provision for income taxes charged to income for the years ended January 31, 2009, 2008 and 2007 consists of the following:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Currently payable | | | |
| Federal | $ 9,202,000 | $3,260,000 | $1,949,000 |
| State | 2,260,000 | 760,000 | 427,000 |
| Deferred | 968,000 | 90,000 | 74,000 |
| | $12,430,000 | $4,110,000 | $2,450,000 |

The reconciliation of the statutory federal income tax rate to the Company's effective rate is as follows:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| U.S. Statutory Rate | 35.0% | 35.0% | 35.0% |
| State taxes on income net of federal tax benefit | 5.2% | 5.3% | 4.6% |
| Unrecognized tax benefits | 0.1% | 4.5% | —% |
| All other, net | 0.4% | (0.7)% | 0.6% |
| | 40.7% | 44.1% | 40.2% |

*Uncertain Tax Positions*

On February 1, 2007, the Company adopted the provisions of Financial Interpretations No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (Issued 6/06)* ("FIN 48"). The Company did not record any uncertain tax positions as a result of the initial adoption of FIN 48 but did record an unrecognized tax benefit during the year ending January 31, 2008. This unrecognized tax benefit is included in other long term liabilities on the Company's Consolidated

## NOTE 11—INCOME TAXES (Continued)

Balance Sheet. A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

| | |
|---|---|
| Balance at February 1, 2007 | $ — |
| Additions for tax positions related to current year | 420,000 |
| Additions/reductions for tax positions taken in prior years | — |
| Reductions for tax positions as a result of: | |
| Settlements | — |
| Lapse of statute of limitations | — |
| Balance at January 31, 2008 | $420,000 |
| Additions for tax positions related to current year | — |
| Additions/reductions for tax positions taken in prior years | 25,500 |
| Reductions for tax positions as a result of: | |
| Settlements | — |
| Lapse of statute of limitations | — |
| Balance at January 31, 2009 | $445,500 |

The Company is currently undergoing an audit by the Internal Revenue Service. The tax position is expected to be resolved during this audit, which we expect to complete during fiscal 2010. If recognized, the full $445,500 of unrecognized tax benefits would reduce the Company's effective tax rate. Accrued interest expense of $25,500 and $0 is included in the Consolidated Balance Sheets and Consolidated Statements of Operations as of and for the years ended January 31, 2009 and 2008, respectively. The Company files income tax returns in the U.S. federal jurisdiction and various states and is no longer subject to U.S. federal and state income tax examinations by tax authorities for fiscal years ending prior to January 31, 2006.

## NOTE 12—CAPITAL STRUCTURE

The Company effected a reincorporation from North Dakota to Delaware on December 11, 2007, the closing date of the Company's initial public offering.

The Company's certificate of incorporation provides the Company with the authority to issue 30,000,000 shares of $0.00001 par value stock, consisting of 25,000,000 shares of common stock and 5,000,000 shares classified as undesignated. The Company did not have sole control over the redemption features of its convertible preferred stock outstanding prior to its initial public offering and therefore classified all of this stock as redeemable securities, which was excluded from Stockholder's Equity as of January 31, 2007.

All convertible preferred stock was converted into common stock concurrent with the closing of the initial public offering.

*Series A and B Preferred Stock*

Prior to conversion into common stock in December 2007, holders of Series A and Series B Preferred shares were entitled to annual dividends at the rate of $0.21 and $0.245 per share, respectively. In December 2007 a dividend was declared and all accumulated dividends were paid on Series A and Series B Preferred stock.

## NOTE 13—STOCK-BASED COMPENSATION AND STOCK WARRANTS

*Stock Warrants*

The following table summarizes stock warrant activity for the year ended January 31, 2009:

| | Number of Warrants | Weighted Average Exercise Price | Aggregate Intrinsic Value | Weighted Average Remaining Contractual Life (Years) |
|---|---|---|---|---|
| Outstanding and exercisable at January 31, 2008 | 133,638 | $3.46 | | |
| Granted | — | — | | |
| Exercised | (10,561) | 3.50 | | |
| Forfeited | — | — | | |
| Outstanding and exercisable at January 31, 2009 | 123,077 | $3.45 | $824,421 | 3.3 |

The aggregate intrinsic value of stock warrants exercised was $95,487 for the year ended January 31, 2009. There were no stock warrants exercised in the years ended January 31, 2008 and 2007.

Stock warrants were valued using the Black-Scholes option pricing model. Assumptions used to value the warrants were similar to those used in valuing the stock options as described below. Warrants issued in conjunction with a debt offering were valued and classified as Additional Paid-In Capital in accordance with Accounting Principles Board No. 14 *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.*

*Stock Award Plans*

The Company implemented the 2005 Equity Incentive Plan, a stock-based compensation plan (the "Plan"), during the year ended January 31, 2006. In August 2007, the Plan was amended to increase the number of shares available under the Plan from 500,000 to 1,000,000 shares. The purpose of the Plan is to provide incentive compensation to participants for services that have been or will be performed for continuing as employees or members of the Board of Directors of the Company. Under the Plan, the Company may grant incentive stock options, non-qualified stock options and restricted stock for up to 1,000,000 shares of common stock under all forms of awards. The Company accounts for stock options and restricted stock using the fair value method under SFAS 123(R). Shares issued for stock-based awards may be either authorized but unissued shares, or shares of treasury stock acquired in the open market. The Company has 245,930 shares authorized and available for future equity awards under the Plan as of January 31, 2009.

Compensation cost charged to operations under the equity incentive plan was $692,466, $141,455 and $58,107 for the years ended January 31, 2009, 2008 and 2007, respectively. The income tax benefit recognized from all stock-based compensation arrangements was $265,200, $50,800 and $22,700 for the years ended January 31, 2009, 2008 and 2007, respectively. The income tax benefit realized from all stock-based compensation arrangements was $138,008, $14,355 and $0 for the years ended January 31, 2009, 2008 and 2007, respectively.

**NOTE 13—STOCK-BASED COMPENSATION AND STOCK WARRANTS (Continued)**

*Stock Options*

The Company grants stock options as part of its long-term incentive compensation to employees and members of the Board of Directors of the Company. Stock options vest over a period of four to six years for employees and immediately for members of the Board of Directors and have contractual terms of five to ten years.

The following table summarizes stock option activity for the year ended January 31, 2009:

| | Number of Options | Weighted Average Exercise Price | Aggregate Intrinsic Value |
|---|---|---|---|
| Outstanding at January 31, 2008 | 483,252 | $ 7.43 | |
| Granted | 186,000 | 19.46 | |
| Exercised | (6,667) | 6.00 | |
| Forfeited | (16,665) | 7.50 | |
| Outstanding at January 31, 2009 | 645,920 | $10.91 | $1,243,273 |
| Options exercisable at January 31, 2009 | 134,089 | $ 6.70 | $ 462,242 |

The aggregate intrinsic value of stock options exercised was $151,669 for the year ended January 31, 2009. There were no options exercised during the years ended January 31, 2008 and 2007. The weighted average grant date fair value of stock options granted was $8.41, $2.94 and $1.80 for the years ended January 31, 2009, 2008, and 2007, respectively.

The fair value of each stock option granted is estimated using the Black-Scholes pricing model. The following assumptions were made in estimating fair value for stock options granted during the following fiscal years:

| Assumption | 2009 | 2008 | 2007 |
|---|---|---|---|
| Dividend yield | 0% | 0% | 0% |
| Risk-free interest rate | 2.1 - 3.6% | 3.6 - 4.9% | 4.7% |
| Expected life of options | 6.75 - 8 years | 5 - 10 years | 10 years |
| Expected volatility | 34 - 42% | 14 - 22% | 14% |

Prior to the Company's initial public offering the expected volatility was based upon management's best estimate of the value of the shares based upon the Company's internal market. Due to the limited historical stock price data available since its initial public offering, the Company currently estimates its volatility using a blended rate based on quoted market prices of its stock and other similar companies determined by Company management. The expected life of options is estimated consistent with the "simplified" method identified in SAB 107, the use of which was extended by SAB 110. The simplified method calculates the expected term as the average of the vesting and contractual terms of the award. The risk-free interest rate assumption is based on observed interest rates appropriate for the term of the options. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. The Company recognizes the fair value of stock options as compensation expense ratably over the vesting period of the award.

## NOTE 13—STOCK-BASED COMPENSATION AND STOCK WARRANTS (Continued)

The following is a summary of information related to options outstanding and exercisable at January 31, 2009:

| | Options Outstanding | | | Options Exercisable | | |
|---|---|---|---|---|---|---|
| Range of Exercise Prices | Number | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Number | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price |
| $ 4.00 - 4.50 | 124,920 | 7.4 | $ 4.46 | 61,586 | 7.4 | $4.42 |
| 7.50 - 10.20 | 347,500 | 7.5 | 8.62 | 72,503 | 7.2 | 8.64 |
| 11.15 - 16.40 | 40,000 | 9.6 | 13.06 | — | — | — |
| 21.21 - 26.84 | 133,500 | 9.5 | 22.24 | — | — | — |
| | 645,920 | 8.0 | 10.91 | 134,089 | 7.3 | 6.70 |

As of January 31, 2009 there was $2,225,200 of unrecognized compensation cost on non-vested stock options that is expected to be recognized over a weighted-average period of 4.3 years.

*Restricted Stock*

The Company grants restricted stock awards in addition to stock options as part of its long-term incentive compensation to employees and members of the Board of Directors of the Company. The fair value of the restricted stock is determined based on the closing market price of our stock on the business day prior to the date of grant. The restricted stock vests over a period of three to six years for employees and over one year for members of the Board of Directors. The Company recognizes compensation expense ratably over the vesting period of the restricted stock.

The following table summarizes restricted stock activity for the year ended January 31, 2009:

| | Shares | Weighted Average Grant Date Fair Value | Weighted Average Remaining Contractual Term |
|---|---|---|---|
| Nonvested at January 31, 2008 | 76,506 | $ 7.86 | 3.2 |
| Granted | 22,521 | 17.45 | |
| Forfeited | (3,059) | 8.61 | |
| Vested | (4,215) | 5.96 | |
| Nonvested at January 31, 2009 | 91,753 | 10.18 | 2.1 |

The weighted average grant date fair value of restricted stock granted was $17.45, $8.48 and $3.46 during the years ended January 31, 2009, 2008 and 2007, respectively. The total fair value of restricted stock vested was $26,361, $6,682 and $5,017 during the years ended January 31, 2009, 2008 and 2007, respectively. As of January 31, 2009, there was $501,380 of unrecognized compensation cost on non-vested restricted stock that is expected to be recognized over a weighted-average period of 2.1 years.

## NOTE 14—EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit-sharing plan for those full-time employees at least 19 years of age. The Company makes matching contributions of 50% of qualifying employee elective contributions to the plan. The Company's matching contributions to the plan of $1,154,184, $698,996, and $505,797 were charged to expense for the years ended January 31, 2009, 2008 and 2007, respectively. In addition, the Company may make a discretionary contribution to the plan as determined by the Board of Directors, with a maximum amount equal to the amount allowed under the Internal Revenue Service regulations. The Company did not make any discretionary contributions to the plan for the years ended January 31, 2009, 2008 and 2007.

## NOTE 15—CONTINGENCIES

*Guarantees of Customer Credit*

The Company may provide a guarantee to a third party who is financing a customer's purchase. The third party financing is secured by the equipment the customer has purchased; however, the Company may still be liable to the third party financer in certain circumstances. The Company's outstanding customer guarantees as of January 31, 2009, 2008 and 2007 were $1,950,000, $483,000 and $2,879,000, respectively. Management believes the contingent liability related to these guarantees is not material due to the security provided by the equipment and the Company's history with these arrangements.

## NOTE 16—BUSINESS COMBINATIONS

The Company continued to implement its strategy of consolidating dealerships in desired market areas. Below is a summary of the acquisitions completed for the years ended January 31, 2009, 2008 and 2007. In certain of the business combination transactions the Company recognized goodwill. Factors contributing to the recognition of goodwill include an evaluation of enterprise value, historical financial performance, estimated industry potential within the market and the market territory relationship to other existing and future planned Company locations. Pro forma results are not presented as the acquisitions are not considered material, individually or in aggregate, to the Company. The results of operations have been included in the Company's consolidated results of operations since the date of each respective business combination.

***Fiscal 2009***

*Western Plains Machinery Co. and WP Rentals LLC*

On December 31, 2008, the Company acquired certain assets of WP Rentals LLC and 100% of the outstanding stock of Western Plains Machinery Co., and subsequently merged the acquired entity into the Company. WP Rentals LLC consisted of three construction equipment rental stores located in Billings and Belgrade, Montana and Cheyenne, Wyoming. Western Plains Machinery Co. consisted of six construction equipment stores in Billings, Great Falls, Missoula, and Kalispell, Montana and Casper and Gillette, Wyoming. These nine locations expand the number of Titan Machinery locations that offer construction equipment and are contiguous to existing markets in western South Dakota and North Dakota. The total consideration for the dealerships included cash payments of $7,000,000 and estimated future payments of $653,037 which the Company expects to pay in fiscal 2010. The Company expects the allocation of the purchase price to be finalized within one year of the acquisition date.

**NOTE 16—BUSINESS COMBINATIONS (Continued)**

*Anderson Power and Equipment, Inc.*

On December 22, 2008, the Company acquired 100% of the outstanding stock of Anderson Power and Equipment, Inc. The acquired entity consisted of an agricultural equipment store located in Thief River Falls, Minnesota and is contiguous to existing markets in Western Minnesota and Eastern North Dakota. The total cash purchase price for the dealership was $2,179,021. The Company expects the allocation of the purchase price to be finalized within one year of the acquisition date.

*Pioneer Garage, Inc.*

On October 1, 2008, the Company acquired certain assets of Pioneer Garage, Inc. The acquired entity consisted of three agricultural equipment stores located in Pierre, Highmore, and Miller, South Dakota. These stores are contiguous to existing markets in South Dakota. The total cash purchase price for the dealership was $5,480,770. The Company expects the allocation of the purchase price to be finalized within one year of the acquisition date.

*Wolf's Farm Equipment, Inc.*

On September 12, 2008, the Company acquired certain assets of Wolf's Farm Equipment, Inc. The dealership is located in Kintyre, North Dakota and is contiguous to existing markets. The total cash purchase price for the dealership was $585,885. The Company expects the allocation of the purchase price to be finalized within one year of the acquisition date.

*Mid-Land Equipment Company, L.C.*

On May 28, 2008, the Company acquired certain assets of Mid-Land Equipment Company, L.C. The acquired entity consisted of six construction equipment stores located in Des Moines, Davenport, Clear Lake and Cedar Rapids, Iowa, and Omaha and Lincoln, Nebraska. These stores are contiguous to existing markets in South Dakota and overlay the existing agricultural locations in Iowa. The total cash purchase price for the dealership was $14,389,030. The Company expects the allocation of the purchase price to be finalized within one year of the acquisition date.

*Quad County Implement, Inc.*

On May 1, 2008, the Company acquired 100% of the outstanding stock of Quad County Implement, Inc. and subsequently merged the acquired entity into our Company. The dealership is located in Blairstown, Iowa and is contiguous to existing markets. The acquisition increases the Company's market share in central Iowa. The total cash purchase price for the dealership was $2,000,000. The Company expects the allocation of the purchase price to be finalized within one year of the acquisition date.

*Ceres Equipment, Inc.*

On February 1, 2008, the Company acquired certain assets of Ceres Equipment, Inc. The dealership is located in Roseau, Minnesota and is contiguous to existing markets. The acquisition increases the Company's market share in the northwest area of Minnesota. The total cash purchase price for the dealership was $3,940,380.

## NOTE 16—BUSINESS COMBINATIONS (Continued)

***Fiscal 2008***

*Avoca Operations, Inc. and Greenfield Operations, Inc.*

On January 2, 2008, the Company acquired 100% of the outstanding stock of Avoca Operations, Inc. and Greenfield Operations, Inc. in a related transaction. The dealerships are located in Avoca and Greenfield, Iowa, and are contiguous to existing markets. The total cash purchase price was $3,784,164.

*Reiten and Young International, Inc.*

On December 1, 2007, the Company acquired 100% of the outstanding stock of Reiten and Young International, Inc. The dealership is located in Grand Forks, North Dakota, and is contiguous to existing markets. The purchase price of the dealership was $1,999,999 in Company common stock.

*Twin City Implement, Inc.*

On November 13, 2007, the Company acquired the assets of Twin City Implement, Inc. The dealership is located in Mandan, North Dakota and is contiguous to existing markets. The acquisition increases the Company's market share in the west/central part of North Dakota. The total cash purchase price was $1,891,291.

*Red Power International, Inc.*

On August 1, 2007, the Company acquired Red Power International, Inc. The dealerships are located in Minnesota and contiguous to existing markets. The acquisition expands the Company's market share in the state. The Company acquired all of the common stock of Red Power International, Inc. in exchange for 323,533 shares of Series D convertible preferred stock issued by the Company and valued at $2,426,498. The Company's Series D convertible preferred stock was automatically converted into common stock of the Company in connection with the Company's initial public offering.

*Aberdeen Equipment Co., Huron Equipment Co. and Redfield Equipment Co.*

On April 13, 2007, the Company acquired the assets of the related entities of Aberdeen Equipment Co., Huron Equipment Co. and Redfield Equipment Co. The dealerships are located in South Dakota and contiguous to existing markets. The acquisition expands the Company's market share in the state. The total cash purchase price was $4,095,864. Under the purchase agreement additional goodwill could be earned by the acquiree if certain profit goals are met for fiscal years 2009 - 2012.

*Richland County Implement, Inc.*

The Company acquired the assets of Richland County Implement, Inc. in February 2007. The total cash purchase price was $1,030,713. Through the acquisition, the Company increased its market share in existing markets in the Wahpeton area and gained control of the New Holland dealership.

**NOTE 16—BUSINESS COMBINATIONS (Continued)**

***Fiscal 2007***

*Farm Power, Inc. of Minnesota and FPI Leasing*

On March 31, 2006, the Company acquired 100% of the outstanding stock of Farm Power, Inc. of Minnesota and its wholly owned subsidiary, Fergus International, Inc. In addition, as of the same date, the Company purchased the inventory of FPI Leasing, an entity related to Fargo Power Inc. of Minnesota through common ownership. The total cash purchase price for the dealership was $7,868,158.

*Piorier Equipment Company, Inc & RAJ Equipment*

On June 15, 2006, the Company acquired the assets of Piorier Equipment Company, Inc and RAJ Equipment, its related entity. The total cash purchase price was $4,304,990.

The allocations of the purchase prices in the above business combinations are presented in the following table:

| | January 31, 2009 | January 31, 2008 | January 31, 2007 |
|---|---|---|---|
| Cash | $ 53,892 | $ 699,064 | $ 85,095 |
| Receivables | 4,904,644 | 2,638,702 | 22,731 |
| Inventories | 42,594,296 | 32,329,975 | 17,047,973 |
| Deferred income taxes | 63,438 | — | — |
| Property and equipment | 22,254,666 | 2,936,475 | 1,731,225 |
| Intangible assets | 250,000 | — | — |
| Other assets | 88,440 | 55,748 | — |
| Goodwill | 4,193,409 | 4,534,987 | 2,371,000 |
| | $74,402,785 | $43,194,951 | $21,258,024 |
| Accounts payable | $ 3,366,810 | $ 3,987,011 | $ 212,661 |
| Floorplan notes payable | 24,607,629 | 21,867,271 | 7,846,626 |
| Customer deposits | 392,264 | — | — |
| Accrued expenses | 290,313 | 343,217 | 506,041 |
| Income taxes payable | 1,099,585 | 176,336 | 123,548 |
| Long-term debt | 8,083,573 | 1,000,000 | — |
| Deferred income taxes | 334,488 | 592,587 | 396,000 |
| | $38,174,662 | $27,966,422 | $ 9,084,876 |
| Non-cash consideration given | 653,037 | 4,426,497 | — |
| Cash consideration given | 35,575,086 | 10,802,032 | 12,173,148 |
| Total consideration given | $36,228,123 | $15,228,529 | $12,173,148 |

Goodwill of $3,730,202, $3,100,000 and $0 recorded in the acquisition transactions during the years ended January 31, 2009, 2008 and 2007, respectively, is expected to be deductible for tax purposes.

## NOTE 17—FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is generally defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are generally not available for the Company's financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. As explained in Note 1, actual results could differ from the estimates.

The carrying amount of cash, receivables, payables, short-term debt and other current liabilities approximates fair value because of the short maturity and/or frequent repricing of those instruments. Based upon current borrowing rates with similar maturities, the carrying value of the long-term debt approximates the fair value as of January 31, 2009 and 2008.

## NOTE 18—SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

The following reflects selected quarterly financial information for fiscal years 2009 and 2008.

| | Revenue | Gross Profit | Net Income | Earnings per Share-Basic | Earnings per Share-Diluted |
|---|---|---|---|---|---|
| **2009** | | | | | |
| First quarter | $152,581,912 | $24,599,350 | $3,387,127 | $0.25 | $0.24 |
| Second quarter | 134,905,496 | 25,428,801 | 3,332,491 | 0.20 | 0.19 |
| Third quarter | 213,960,167 | 37,346,156 | 8,184,901 | 0.47 | 0.45 |
| Fourth quarter | 188,989,533 | 32,495,099 | 3,170,280 | 0.18 | 0.18 |
| **2008** | | | | | |
| First quarter | $ 79,826,710 | $12,818,769 | $ 772,294 | $0.17 | $0.12 |
| Second quarter | 85,811,868 | 15,342,058 | 1,456,502 | 0.33 | 0.22 |
| Third quarter | 132,171,288 | 20,384,136 | 2,714,347 | 0.62 | 0.36 |
| Fourth quarter | 135,161,345 | 23,507,470 | 269,555 | 0.02 | 0.02 |

## NOTE 19—SUBSEQUENT EVENTS

In March 2009, the Company entered into a Purchase Agreement to acquire all the outstanding shares of Winger Implement, Inc. The agriculture equipment dealership is located in Winger, Minnesota. The Company expects the closing date to be May 1, 2009. The acquisition would expand the Company's presence in market areas contiguous to existing dealerships.

## Schedule II—Valuation and Qualifying Accounts and Reserves

## Titan Machinery Inc.

| Classification | Beginning Balance | Additions Charged to Expenses | Deductions for Write-offs | Ending Balance |
|---|---|---|---|---|
| Valuation reserve deduction from receivables: | | | | |
| Year ended January 31, 2009 | $188,559 | $273,886 | $(248,018) | $214,427 |
| Year ended January 31, 2008 | 35,792 | 367,248 | (214,481) | 188,559 |
| Year ended January 31, 2007 | 34,116 | 46,359 | (44,683) | 35,792 |

| Classification | Beginning Balance | Additions Charged to Cost of Revenue | Deductions for Write-offs | Ending Balance |
|---|---|---|---|---|
| Valuation reserve deduction from inventory: | | | | |
| Year ended January 31, 2009 | $626,656 | $(12,751) | $— | $613,905 |
| Year ended January 31, 2008 | 143,300 | 483,356 | — | 626,656 |
| Year ended January 31, 2007 | 161,600 | (18,300) | — | 143,300 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

(a) *Evaluation of disclosure controls and procedures.* After evaluating the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934 the ("Exchange Act") as of the end of the period covered by this annual report, our Chief Executive Officer and Chief Financial Officer, with the participation of the Company's management, have concluded that the Company's disclosure controls and procedures are effective to ensure that information that is required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules of the Securities Exchange Commission. Our Chief Executive Officer and Chief Financial Officer, with the participation of the Company's management, have also concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

(b) *Changes in internal controls.* There has not been any change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) as promulgated by the Securities and Exchange Commission under the Exchange Act) during its most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

*Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation management has concluded that our internal control over financial reporting was effective as of January 31, 2009.

Eide Bailly LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited our internal control over financial reporting as of January 31, 2009, as stated in their attestation report included in Part IV, Item 15 of this Annual Report on Form 10-K.

## ITEM 9B. OTHER INFORMATION

None.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the information included in Part I of this Form 10-K under the heading "Executive Officers of the Registrant," the information required by Item 10 is incorporated by reference to the sections labeled "Election of Directors," "Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance," all of which appear in our definitive proxy statement for our 2009 Annual Meeting.

### ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference to the sections entitled "Executive Compensation," "Non-Employee Director Compensation," "Compensation Committee," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report," all of which appear in our definitive proxy statement for our 2009 Annual Meeting.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated herein by reference to the sections entitled "Principal Stockholders and Management Stockholdings" and "Equity Compensation Plan Information," which appear in our definitive proxy statement for our 2009 Annual Meeting.

### ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated herein by reference to the sections entitled "Corporate Governance—Independence" and "Certain Relationships and Related Party Transactions," which appear in our definitive proxy statement for our 2009 Annual Meeting.

### ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 is incorporated herein by reference to the section entitled "Fees of the Independent Registered Public Accounting Firm," which appears in our definitive proxy statement for our 2009 Annual Meeting.

## PART IV

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report.

(1) Financial Statements. The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Eide Bailly LLP on Consolidated Financial Statements and Financial Statement Schedule as of January 31, 2009 and 2008 and for each of the three years in the period ended January 31, 2009

Report of Eide Bailly LLP on Internal Control Over Financial Reporting as of January 31, 2009

Consolidated Balance Sheets as of January 31, 2009 and 2008

Consolidated Statements of Operations for each of the three years in the period ended January 31, 2009

Consolidated Statements of Stockholders' Equity for each of the three years in the period ended January 31, 2009

Consolidated Statements of Cash Flows for each of the three years in the period ended January 31, 2009

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules. The following consolidated financial statement schedule is included in Item 8:

Schedule II—Valuation and Qualifying Accounts and Reserves

All other financial statement schedules have been omitted, because they are not applicable, are not required, or the information is included in the Financial Statements or Notes thereto

(3) Exhibits. See the Exhibit Index to our Form 10-K immediately following the signature page of this Annual Report on Form 10-K

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2009

TITAN MACHINERY INC.

| By /s/ DAVID J. MEYER | By /s/ PETER J. CHRISTIANSON |
|---|---|
| David J. Meyer,<br>*Chairman and Chief Executive Officer* | Peter J. Christianson,<br>*President and Chief Financial Officer* |

## POWER OF ATTORNEY

Each person whose signature appears below constitutes DAVID J. MEYER and PETER CHRISTIANSON his true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ DAVID J. MEYER<br>David Meyer | Chairman and Chief Executive Officer<br>*(principal executive officer)* | April 15, 2009 |
| /s/ PETER J. CHRISTIANSON<br>Peter J. Christianson | President and Chief Financial Officer, Director<br>*(principal financial and accounting officer)* | April 15, 2009 |
| /s/ GORDON PAUL ANDERSON<br>Gordon Paul Anderson | Director | April 15, 2009 |
| /s/ TONY CHRISTIANSON<br>Tony Christianson | Director | April 15, 2009 |

| Signatures | Title | Date |
|---|---|---|
| /s/ JAMES WILLIAMS<br>James Williams | Director | April 15, 2009 |
| /s/ JAMES IRWIN<br>James Irwin | Director | April 15, 2009 |
| /s/ JOHN BODE<br>John Bode | Director | April 15, 2009 |

**EXHIBIT INDEX**
**TITAN MACHINERY INC.**
**FORM 10-K**

| No. | Description |
|---|---|
| 3.1 | Certificate of Incorporation of the registrant(b) |
| 3.2* | Bylaws of the registrant, as amended |
| 4.1 | Specimen Certificate representing shares of common stock of Titan Machinery Inc.(c) |
| 4.2 | Common Stock Purchase Warrant, dated April 7, 2003, in favor of Cherry Tree Securities, LLC(b) |
| 4.3 | Common Stock Purchase Warrant, dated August 1, 2004, in favor of Cherry Tree Securities, LLC(b) |
| 4.4 | Form of Director Warrant.**(c) |
| 10.1 | 2005 Equity Incentive Plan**(a) |
| 10.2 | Employment Agreement, dated November 16, 2007, between David Meyer and the registrant**(b) |
| 10.3 | Employment Agreement, dated November 16, 2007, between Peter Christianson and the registrant**(b) |
| 10.4 | Non-employee Director Compensation Policy**(c) |
| 10.5 | Agricultural Equipment Sales & Service Agreement, dated December 31, 2002, between Case, LLC and the registrant(a) |
| 10.6 | Construction Equipment Sales & Service Agreement, dated effective April 8, 2003, between Case, LLC and the registrant(a) |
| 10.7 | Dealer Agreement, dated April 14, 2003, between New Holland North America, Inc. and the registrant, as amended December 27, 2005 and December 9, 2006(a) |
| 10.8 | Construction Equipment Sales & Service Agreement, dated effective June 15, 2006, between CNH America, LLC and the registrant(a) |
| 10.9 | Dealer Agreement, effective February 20, 2007, between CNH America LLC and the registrant(a) |
| 10.10 | Dealer Agreement, dated effective June 22, 2006, between CNH America LLC and the registrant(a) |
| 10.11 | Dealer Agreements, dated effective April 1, 2006, between CNH America and the registrant(a) |
| 10.12 | Dealer Agreement, dated April 1, 2005, between CNH America LLC and the registrant(a) |
| 10.13 | Dealer Agreement, dated effective January 1, 2000 between New Holland North America, Inc. and the registrant(a) |
| 10.14 | Dealer Security Agreements between New Holland North America, Inc. and the registrant(a) |
| 10.15 | Dealer Security Agreements between CNH America LLC and the registrant(a) |
| 10.16 | Lease by and between Rocking Horse Farm, LLC and the registrant, dated August 2, 2004, and Addendum No. 1 thereto dated September 13, 2005(a) |

| No. | Description |
|---|---|
| 10.17 | Wholesale Floor Plan Credit Facility and Security Agreement, dated as of February 21, 2006, between CNH Capital America LLC and the registrant(a) |
| 10.18 | Agreement for Wholesale Financing, dated June 29, 2004, between GE Commercial Distribution Finance Corporation and the registrant (and amendments dated January 24, 2007, November 7, 2005, June 29, 2004)(a) |
| 10.19 | Loan Agreement, dated August 7, 2007, between Bremer Bank, N.A. and the registrant(a) |
| 10.20 | Shareholder Rights Agreement, dated April 7, 2003, by and between the registrant and the individuals listed on Schedule A(a) |
| 10.21 | Amendment No. 1 to Shareholder Rights Agreement, dated January 31, 2006, by and between the registrant and the individuals listed on Schedule A(a) |
| 10.22 | Form of Incentive Stock Option Agreement under the 2005 Equity Incentive Plan**(a) |
| 10.23 | Form of Non-Qualified Stock Option Agreement under the 2005 Equity Incentive Plan**(a) |
| 10.24 | Form of Restricted Stock Agreement under the 2005 Equity Incentive Plan**(a) |
| 10.25 | Amended and Restated Wholesale Floorplan Credit Facility and Security Agreement, dated November 13, 2007, between CNH Capital America LLC and the registrant(b) |
| 10.26 | Consent and Agreement, dated November 13, 2007, between CNH Capital America LLC and the registrant(b) |
| 10.27 | Amendment to Case IH Agricultural Equipment Sales and Service Agreement, dated November 14, 2007, between CNH America LLC and Red Power International, Inc.(b) |
| 10.28 | Amendment to Case IH Agricultural Equipment Sales and Service Agreements, dated November 14, 2007, between CNH America LLC and the registrant(b) |
| 10.29 | Amendment to Case Construction Equipment Sales and Service Agreements, dated November 14, 2007, between CNH America LLC and the registrant(b) |
| 10.30 | Amendment to Kobelco Construction Machinery America LLC Dealer Agreement, dated November 14, 2007, between Kobelco Construction Machinery America LLC and the registrant(b) |
| 10.31 | Amendment to CNH America LLC Dealer Agreement for New Holland Construction Products, dated November 14, 2007, between CNH America LLC and the registrant(b) |
| 10.32 | Amendment to CNH America LLC Dealer Agreement for New Holland Agricultural Equipment, dated November 14, 2007, between CNH America LLC and the registrant(b) |
| 10.33 | Recapitalization Agreement, dated effective August 16, 2007, among the registrant, David J. Meyer, C.I. Farm Power, Inc., Peter Christianson, Adam Smith Growth Partners, L.P., Adam Smith Companies, LLC, Tony J. Christianson, Adam Smith Activist Fund, LLC, David Christianson and Earl Christianson(b) |
| 10.34 | Form of Director and Officer Indemnification Agreement(b) |
| 10.35 | Agreement, dated July 17, 2007, between Cherry Tree Securities, LLC and the registrant(b) |
| 10.36 | Amendment to Loan Documents dated December 4, 2007 between the registrant and Bremer Bank, N.A.(d) |

| No. | Description |
|---|---|
| 10.37 | Titan Machinery Inc. Fiscal 2009 Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007).** |
| 10.38 | Titan Machinery Inc. Executive Bonus Plan (incorporated by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2007).** |
| 10.39* | Compensation Arrangements for Executive Officers** |
| 21 | Subsidiaries of the Registrant: Transportation Solutions, LLC, a North Dakota limited liability company |
| 23.1* | Consent of Eide Bailly, LLP |
| 24.1 | Power of Attorney (Included on Page 83) |
| 31.1* | Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2* | Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1* | Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2* | Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

* Filed herewith

** Indicates management contract or compensatory plan or arrangement.

(a) Incorporated herein by reference to the cited exhibit in Amendment No. 2 to Registration Statement on Form S-1, Reg. No. 333-145526, filed with the Commission on October 10, 2007.

(b) Incorporated herein by reference to the cited exhibit in Amendment No. 5 to Registration Statement on Form S-1, Reg. No. 333-145526, filed with the Commission on November 27, 2007.

(c) Incorporated herein by reference to the cited exhibit in Amendment No. 6 to Registration Statement Form S-1, Reg. No. 333-145526, filed with the Commission on December 3, 2007.

(d) Incorporated herein by reference to the cited exhibit in Amendment N0. 7 to Registration Statement on Form S-1, Reg. No. 333-145526, filed with the Commission on December 5, 2007.

(This page has been left blank intentionally.)

**Exhibit 23.1**

## Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Form 10-K of Titan Machinery Inc., of our reports dated April 15, 2009, related to the consolidated financial statements and internal control over financial reporting, which appear in Titan Machinery Inc.'s Form 10-K for the years ended January 31, 2009, 2008, and 2007.

We also consent to the incorporation by reference of the above referenced reports in the Registration Statement of Titan Machinery Inc. on Form S-8 (File No. 333-149426, effective February 28, 2008).

/s/ Eide Bailly LLP

Minneapolis, Minnesota
April 15, 2009

(This page has been left blank intentionally.)

**EXHIBIT 31.1**

## CERTIFICATION
## PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, David J. Meyer, certify that:

1. I have reviewed this report on Form 10-K of Titan Machinery Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2009

/s/ DAVID J. MEYER

David J. Meyer
*Chairman and Chief Executive Officer*

**EXHIBIT 31.2**

**CERTIFICATION**
**PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT**

I, Peter J. Christianson, certify that:

1. I have reviewed this report on Form 10-K of Titan Machinery Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 15, 2009

/s/ PETER J. CHRISTIANSON

Peter J. Christianson
*President and Chief Financial Officer*

**EXHIBIT 32.1**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Titan Machinery Inc. (the "Company") on Form 10-K for the year ended January 31, 2009 as filed with the Securities and Exchange Commission (the "Report"), I, David J. Meyer, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 15, 2009

/s/ DAVID J. MEYER

David J. Meyer
*Chairman and Chief Executive Officer*

**EXHIBIT 32.2**

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Titan Machinery Inc. (the "Company") on Form 10-K for the year ended January 31, 2009 as filed with the Securities and Exchange Commission (the "Report"), I, Peter J. Christianson, President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 15, 2009

/s/ PETER J. CHRISTIANSON

Peter J. Christianson
*President and Chief Financial Officer*

# Corporate Information

## Board of Directors

**David J. Meyer**
Chairman & CEO
Titan Machinery Inc.

**Peter J. Christianson**
President & CFO
Titan Machinery Inc.

**Gordon Paul Anderson**
Founding member, Cardiovascular Diseases, Inc.
Lisbon, ND

**Tony J. Christianson**
Chairman, Cherry Tree Companies, LLC
Minnetonka, MN

**James L. Williams**
Chairman, First State Bank of North Dakota
Arthur, ND

**James L. Irwin**
Retired Vice President of Case IH North American Agricultural Business
Scottsdale, AZ

**John S. Bode**
Retired Partner, KPMG LLP
Plymouth, MN

## Corporate Counsel

Fredrikson & Byron, P.A.
Minneapolis, MN

Smith, Strege & Fredericksen, Ltd.
Wahpeton, ND

## Auditor

Eide Bailly LLP
Minneapolis, MN

## Stock Transfer

Wells Fargo Shareowner Services
St. Paul, MN

**TITAN MACHINERY** **Your Solutions Dealer**

Titan Machinery Inc.
4876 Rocking Horse Circle Fargo, ND 58104
Telephone: 701.356.0130 www.titanmachinery.com